
09011131


TGC

TGC Industries, Inc.

2008 Annual Report

Corporate Profile

TGC Industries, Inc. is one of the leading providers of seismic data acquisition services to companies engaged in the exploration for oil and gas throughout the continental United States.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ________ to ________.
Commission File Number ~~01-14908~~ 1-32472

TGC INDUSTRIES, INC.

(Exact name of registrant as specified in its charter)

Texas
(State or other jurisdiction of incorporation or organization)

74-2095844
(I.R.S. Employer Identification No.)

101 East Park Blvd., Suite 955, Plano, Texas
(Address of principal executive offices)

75074
(Zip Code)

Registrant's telephone number, including area code: **(972) 881-1099**

Securities registered pursuant to Section 12(b) of the Act:

Common Stock, par value $.01 per share
(Title of Class)

The NASDAQ Stock Market LLC
(Name of exchange on which registered)

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes [ ] No [X]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
Yes [ ] No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (229.405) is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer [ ] Accelerated filer [X] Non-accelerated filer [ ] Smaller reporting company [ ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes [ ] No [X]

The aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold as of the last business day of the Registrant's most recently completed second fiscal quarter was $112,220,919.

Number of shares of Common Stock outstanding as of February 27, 2009: 17,396,017

Documents incorporated by reference

Listed below are documents, parts of which are incorporated herein by reference, and the part of this report into which the document is incorporated:

Proxy statement for the 2009 annual meeting of shareholders – Part III

Part I

ITEM 1. BUSINESS.

General

TGC Industries, Inc. ("TGC" or the "Company") is a Texas corporation primarily engaged in the geophysical service business of conducting Three-D ("3-D") surveys for clients in the oil and gas business. TGC's principal business office is located at 101 E. Park Blvd., Suite 955, Plano, Texas 75074 (Telephone: 972-881-1099). TGC's internet address is www.tgcseismic.com. TGC makes available free of charge on its website its annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K as soon as reasonably practicable after filing or furnishing such information with the Securities and Exchange Commission.

History

In April of 1980, Supreme Industries, Inc. ("Supreme"), formerly ESI Industries, Inc., formed a wholly-owned subsidiary, Tidelands Geophysical Co., Inc. ("Tidelands"), that acquired certain equipment, instruments, and related supplies from a Houston-based corporation that was engaged in the business of conducting seismic, gravity, and magnetic surveys under contracts for oil and natural gas companies. On June 30, 1986, the Boards of Directors of Supreme and Tidelands approved a spin-off of substantially all of the shares of Tidelands owned by Supreme which were distributed as a stock dividend to Supreme's security holders. In July of 1986, our name was changed from "Tidelands Geophysical Co., Inc." to "TGC Industries, Inc."

We are a leading provider of seismic data acquisition services throughout the continental United States. As of December 31, 2008, we operated nine seismic crews. These seismic crews supply seismic data to companies engaged in the domestic exploration and development of oil and natural gas on land and in land-to-water transition areas. Our customers rely on seismic data to identify areas where subsurface conditions are favorable for the accumulation of existing hydrocarbons, to optimize the development and production of hydrocarbon reservoirs, to better delineate existing oil and natural gas fields, and to augment reservoir management techniques.

We acquire geophysical data using the latest in 3-D survey techniques. We introduce acoustic energy into the ground by using vibration equipment or dynamite detonation, depending on the surface terrain and subsurface requirements. The reflected energy, or echoes, is received through geophones, converted into a digital signal at a multi-channel recording unit, and then transmitted to a central recording vehicle. Subsurface requirements dictate the number of channels necessary to perform our services. With our state-of-the-art seismic equipment, including computer technology and multiple channels, we acquire, on a cost effective basis, immense volumes of seismic data that when processed and interpreted produce more precise images of the earth's subsurface. Our customers then use our seismic data to generate 3-D geologic models that help reduce finding costs and improve recovery rates from existing wells.

The Industry

Technological advances in seismic equipment and computing allow the seismic industry to acquire and process, on a cost-effective basis, immense volumes of seismic data which produce precise images of the earth's subsurface. The latest accepted method of seismic data acquisition, processing, and the subsequent interpretation of the processed data is the 3-D seismic method. Geophysicists use computer workstations to interpret 3-D data volumes, identify subsurface anomalies, and generate a geologic model of subsurface features.

3-D seismic data are used in the exploration and development for new reserves and enable oil and natural gas companies to better delineate existing fields and to augment their reservoir management techniques. Benefits of incorporating high resolution 3-D seismic surveys into exploration and development programs include reducing drilling risk, decreasing oil and natural gas finding costs, and increasing the efficiencies of reservoir location, delineation, and management. In order to meet the requirements necessary to fully realize the benefits of 3-D seismic data, there is an increasing demand for improved data quality with greater subsurface resolution.

Currently, the seismic data acquisition industry is made up of a number of companies divided into two groups. The first group is made up of five publicly-traded companies with long operating histories who field numerous crews and work in a number of different regions and terrain. This group includes us, Dawson Geophysical Company, Geo Kinetics, Inc., Petroleum Geo Services, and, to a lesser extent, CGG-Veritas. These companies field approximately 50% of the estimated 65 seismic crews currently operating in the continental U.S. The second group is made up of smaller companies who generally run one or two seismic crews and often specialize in specific regions or types of operations.

We provide our seismic data acquisition services primarily to domestic onshore oil and natural gas exploration and development companies for use in the onshore drilling and production of oil and natural gas in the continental U.S. The main factors influencing demand for seismic data acquisition services in our industry are the levels of drilling activity by oil and natural gas companies and the sizes of such companies' exploration and development budgets, which, in turn, depend largely on current and anticipated future crude oil and natural gas prices and depletion rates.

Equipment and Crews

In the fourth quarter of 2004, we acquired, and placed into service, our first new ARAM ARIES recording system. In July of 2005, we deployed our fourth seismic data acquisition crew along with our second new ARAM ARIES recording system. In November of 2005, we deployed our fifth seismic data acquisition crew along with our third new ARAM ARIES recording system. In December of 2005, we completed a loan transaction with a commercial lender for the purpose of providing funds for the purchase of our fourth new ARAM ARIES recording system. In January of 2006, we deployed a sixth crew to operate this fourth new ARAM ARIES recording system. In May of 2006, we deployed our seventh seismic data acquisition crew along with our fifth new ARAM ARIES recording system. In October of 2006, we deployed our eighth seismic data acquisition crew along with our sixth new ARAM ARIES recording system. In December of 2007, we completed a loan transaction with a commercial lender for the purpose of providing funds for the purchase of our seventh new ARAM ARIES recording system. In January 2008, the Company entered into an agreement with a bank to provide financing for the purchase of new vibration vehicles. In February 2008, the Company exercised its purchase option for seismic recording equipment it had been renting. In March 2008, the Company entered into a loan agreement with a commercial lender to provide financing for purchase of this rented equipment and to replace an existing loan the Company had with the lender. In July 2008, the Company entered into a loan agreement with a bank to provide financing for the purchase of additional seismic recording equipment. In August 2008, the Company entered into a loan agreement with a bank to provide financing for the purchase of new vibration vehicles. In September 2008, the Company entered into a loan agreement with a commercial lender to provide financing for the purchase of a new seismic recording system and equipment. In December 2008, we deployed our ninth seismic data acquisition crew along with our eighth new ARAM ARIES recording system.

Eight of our crews utilize the new state-of-the-art ARAM ARIES recording systems. These systems employ cable telemetry technology enhanced by multiple baseline and redundant cable connections that provide seismic data acquisition services with increased reliability. The other crew utilizes the Opseis Eagle data gathering system. This system employs radio-frequency telemetry technology providing seismic data-gathering services to land-to-water transition areas, rivers, lakes, inaccessible terrain, deserts, and man-made barriers such as highways and cities.

We currently own equipment for nine land-based seismic data acquisition crews and 60 vibration vehicles equipped with Pelton electronics. Each crew consists of approximately 35 to 45 technicians with associated vehicles, geophones, a seismic recording system, energy sources, cables, and a variety of other equipment. Each crew has one central recording vehicle which captures seismic data. This data is recorded on a CD ROM or data tape which is delivered to a data processing center selected by the customer.

Capital Expenditures

We believe that it is essential to take advantage of advances in seismic technology and to commit capital to purchase and update our equipment cost-effectively. Purchasing and updating seismic equipment and technology involves a continuing commitment to capital spending. For fiscal year 2008, capital expenditures were approximately $21,686,000 compared with approximately $18,238,000 for 2007. The capital expenditures in 2008 were primarily for equipment and equipment maintenance to meet the increased demand from our customers.

Customers and Consultants

Our customers are major and independent oil and natural gas exploration and development companies. The services we provide to our customers vary according to the size and needs of each customer. Our services are marketed by supervisory and executive personnel who contact customers to determine their needs and respond to customer inquiries regarding the availability of crews. Contacts are based principally upon professional relationships developed over a number of years. There are many consultants in the oil and natural gas industry who process and interpret seismic data for oil and natural gas companies. These consultants can have an influence in determining which company their customers use to acquire seismic data.

In order to avoid potential conflicts of interest with our customers, we do not participate in oil and natural gas ventures. The results of a seismic survey conducted for a customer belong to that customer. All of our customers' information is maintained in strictest confidence.

Contracts

Our contracts are obtained either through competitive bidding or as a result of customer negotiations. Our services are conducted under general service agreements for seismic data acquisition services which define certain obligations for us and for our customers. A supplemental agreement setting forth the terms of a specific project, which may be cancelled by either party upon 30 days' advance written notice, is entered into for every project. We currently operate under supplemental agreements that are either "turnkey" agreements providing for a fixed fee to be paid to us for each unit of data acquired or "term" agreements providing for a fixed hourly, daily, or monthly fee during the term of the project or projects.

Competition

The acquisition of seismic data for the oil and natural gas industry is a highly competitive business. There are approximately 65 seismic crews currently operating in the continental United States. Contracts for such services generally are awarded on the basis of price quotations, crew experience, and the availability of crews to perform in a timely manner, although factors other than price, such as crew safety performance history and technological and operational expertise, are often determinative. Our competitors include companies with financial resources that are significantly greater than our own as well as companies of comparable and smaller size. Our primary competitors are Dawson Geophysical Company, Geo Kinetics, Inc., Petroleum Geo Services, and to a lesser extent, CGG-Veritas. In addition to the previously named companies, we also compete for projects from time to time with smaller seismic companies which operate in local markets with only one or two crews.

Employees

As of December 31, 2008, we employed a total of 651 full-time (non-union) employees, of which 17 consisted of management, sales, and administrative personnel with the remainder being crew and crew support personnel. We also hire contract labor for our crews on an as-needed basis. We believe our relationship with our employees to be satisfactory.

Data Bank

We own a data bank which contains gravity data, and to a lesser extent magnetic data, from many of the major oil and natural gas producing areas located within the United States. We do not have a seismic data bank. Our data bank information has been amassed through participatory surveys as well as speculative surveys historically funded by us alone. All data and interpretations may be licensed to customers at a fraction of the cost of newly acquired data. However, the licensing of this data is not a significant portion of our revenues.

Operating Risks and Insurance

Our business is subject to the hazards inherent in conducting seismic data acquisition activities in hostile environments with dangerous machinery, and in some instances explosives. These activities can cause personal injury or loss of life, damage to or destruction of property, equipment, the environment, and marine life, and suspension of operations.

In addition, we could be subject to personal injury or real property damage claims in the normal operation of our business. Such claims may not be covered by the indemnification provisions in our general service agreements to the extent that the damage is due to our negligence or intentional misconduct.

We do not carry insurance against certain risks that we could experience such as business interruption resulting from equipment maintenance or weather delays. We obtain insurance against certain property and personal casualty risks and other risks when such insurance is available and when our management considers it advisable to do so. Currently, our insurance coverage consists of employers liability with limits of $1,000,000 per accident and $2,000,000 in the aggregate, commercial general liability of $1,000,000 per accident and $2,000,000 in the aggregate, pollution liability of $1,000,000 per accident and $2,000,000 in the aggregate, and automobile liability with a $1,000,000 combined single limit, and a $10,000,000 umbrella policy. Our general service agreements require us to have specific amounts of insurance. There can be no assurance, however, that any insurance obtained by us will be adequate to cover any losses or liabilities, or that this insurance will continue to be available or available on terms which are acceptable to us. Liabilities for which we are not insured, or which exceed the policy limits of our applicable insurance, could have a material adverse effect on us.

ITEM 1A. RISK FACTORS

Any investment in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below and the other information included in this Form 10-K before purchasing our common stock. Although the risks described below are the risks that we believe are material, they are not the only risks relating to our business and our common stock. Additional risks and uncertainties, including those that are not yet identified or that we currently believe are immaterial, may also adversely affect our business, financial condition, or results of operations. If any of the events described below occur, our business and financial results could be materially and adversely affected. The market price of our common stock could decline due to any of these risks, perhaps significantly, and you could lose all or part of your investment.

Company Risks

We have a history of losses, and we may incur losses again.

Although we reported net income of approximately $6,898,000, $7,607,000 and $8,111,000 for the years ended December 31, 2008, 2007 and 2006, respectively, we have a history of losses with only six profitable years since 1998. In 2005, we had net income (before dividend requirements on preferred stock) of approximately $6,201,000, in 2004, we had net income (before dividend requirements on preferred stock) of approximately $2,868,000, and in 2003 we had net income (before dividend requirements on preferred stock) of approximately $555,000. Our ability to be profitable in the future will depend on many factors beyond our control, but primarily on the level of demand for land-based seismic data acquisition services by oil and natural gas exploration and development companies. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis.

The current economic downturn could adversely affect our revenues and cash flows.

The current economic downturn could adversely affect our revenues and cash flows if our customers, and/or potential customers, become unable to pay or must delay payment of, amounts owing to the Company because such customers are not successful in generating revenues or are precluded from securing necessary financing.

Our revenues and operating results can be expected to fluctuate from period to period.

Our revenues, operating results, and profitability may fluctuate from period to period. These fluctuations are attributable to the level of new business in a particular period, the timing of the initiation, progress, or cancellation of significant projects, higher revenues and expenses on our dynamite contracts, and costs we incur to train new crews we may add in the future to meet increased customer demand. Fluctuations in our operating results may also be affected by other factors that are outside of our control such as permit delays, weather delays, and crew productivity. Oil and natural gas prices were highly volatile during the year ended December 31, 2008, and have resulted in demand fluctuations for our services. There can be no assurance of future oil and gas price levels or stability. The demand for our services will be adversely affected by a significant reduction in oil and natural gas prices. Since our business has high fixed costs, the negative effect of one or more of these factors could trigger wide variations in our operating revenues, EBITDA margin, and profitability from quarter to quarter, which factors render quarter-to-quarter comparisons unreliable as an indicator of performance. Due to the factors discussed above, you should not expect sequential growth in our quarterly revenues and profitability.

We are dependent upon significant customers.

During 2008, our two largest customers accounted for approximately 27% of revenues. During 2007 our two largest customers accounted for approximately 22% of revenues. During 2006 no customer accounted for 10% of our revenues. In the past we have derived a significant amount of our revenues from a small number of oil and natural gas exploration and development companies. While our revenues are derived from a concentrated customer base, our significant customers vary between years. If we lose one or more major customers in the future, or if one or more customers encounter financial difficulties, our business, financial condition, and results of operations could be materially and adversely affected.

We receive revenues from customers who engage consultants for processing and interpreting the seismic data we provide.

We receive revenues from customers who have engaged consultants to process and interpret the seismic data provided by us. Consultants can have an influence in determining which company its customers use to acquire seismic data. A consultant could recommend that its customers consider using other seismic companies.

We face intense competition in our business from companies with greater financial resources.

The seismic data acquisition services industry is a highly competitive business in the continental U.S. Our competitors include companies with financial resources that are significantly greater than our own as well as companies of comparable and smaller size.

Technological change in our business creates risks of technological obsolescence and requirements for future capital expenditures. If we are unable to keep up with these technological advances, we may not be able to compete effectively.

Seismic data acquisition technologies historically have steadily improved and progressed, and we expect this progression to continue. Our strategy is to upgrade our seismic data acquisition equipment on a regular basis to maintain our competitive position. However, since we are in a capital intensive industry and have limitations on our ability to obtain the financing necessary to enable us to purchase state-of-the-art equipment, some of our competitors may be able to purchase newer equipment when we may not be able to do so.

We are dependent on our management team and key employees, and the loss of any of them could harm our business.

We have limited management depth with the result that the loss, whether by death, departure, or illness, of Wayne A. Whitener, our President and Chief Executive Officer, or other senior executives, could have a material adverse effect on the ability of management to continue operations at the same level of efficiency. We have key man insurance on the life of our President and Chief Executive Officer so that, in the event of his untimely death, we would receive insurance proceeds of $1,000,000 under this policy.

Certain members of our management team are not subject to employment or non-competition agreements and may leave our employment at any time.

None of the members of our management team, other than our President and Chief Executive Officer, are subject to employment agreements or non-competition agreements; therefore, any of these members of our management team could leave upon little or no notice which could have a material adverse effect on our management's ability to continue operations at the same level of effectiveness. Additionally, the lack of non-competition agreements would allow these members of our management team to immediately begin working for one of our competitors upon the termination of their relationship with us. This could have a negative impact on our strategic plan and our relationships with customers.

We extend credit to our customers without requiring collateral, and a default by a customer could have a material adverse effect on our operating revenues.

We perform ongoing credit evaluations of our customers' financial conditions and, generally, require no collateral from our customers. A default in payment from one of these large customers could have a material adverse effect on our operating revenues for the period involved.

Certain of our core assets are pledged as collateral for short term notes that require large monthly payments.

Certain assets that are critical to our operations, including two of our ARAM ARIES recording systems and 13 vibration vehicles are pledged as collateral to our equipment lenders and commercial banks and could be subject to foreclosure in the event that we default on our indebtedness having 36 to 57 month terms. We currently have debt obligations covering the purchase of two of our eight ARAM ARIES recording systems that require monthly payments between approximately $86,000 and $108,000 for the seventh ARAM ARIES recording system, and between approximately $80,000 and $98,000 for the eighth ARAM ARIES recording system. These debt obligations mature in December 2011 and October 2012, respectively. The Company also has debt obligations covering the purchase of five vibration vehicles requiring monthly payments between approximately $56,000 and $65,000, and the purchase of eight vibration vehicles, requiring monthly payments of approximately $50,000. These debt obligations mature in August 2011 and February 2013, respectively. Any decline in our operations could inhibit our ability to make these substantial monthly payments. In light of the short terms of these notes, a failure to make the monthly payments on these notes could cause our lenders to promptly foreclose on the assets securing these notes. The foreclosure on certain of our core assets securing these notes could severely limit our ability to continue operations.

We may be subject to liability claims that are not covered by our insurance.

Our business is subject to the general risks inherent in land-based seismic data acquisition activities. Our activities are often conducted in remote areas under dangerous conditions, including the detonation of dynamite. These operations are subject to risks of injury to personnel and equipment. Our crews are mobile, and equipment and personnel are subject to vehicular accidents. These risks could cause us to experience equipment losses, injuries to our personnel, and interruptions in our business.

In addition, we could be subject to personal injury or real property damage claims in the normal operation of our business. Such claims may not be covered under the indemnification provisions contained in our general service agreements to the extent that the damage is due to our negligence or intentional misconduct.

We do not carry insurance against certain risks that could cause losses, including business interruption resulting from equipment maintenance or weather delays. We obtain insurance against certain property and personal casualty risks and other risks when such insurance is available and when our management considers it advisable to do so. Our current insurance coverage consists of employers liability with limits of $1,000,000 per accident and $2,000,000 in the aggregate, commercial general liability of $1,000,000 per accident and $2,000,000 in the aggregate, pollution liability of $1,000,000 per accident and $2,000,000 in the aggregate, and automobile liability with a $1,000,000 combined single limit, and a $10,000,000 umbrella policy.

Our general service agreements require us to have specific amounts of insurance. There can be no assurance, however, that any insurance obtained by us will be adequate to cover all losses or liabilities or that this insurance will continue to be available or available on terms which are acceptable to us. Liabilities for which we are not insured, or which exceed the policy limits of our applicable insurance, could have a materially adverse effect on us.

We are subject to the requirements of Section 404 of the Sarbanes-Oxley Act. If we are unable to maintain compliance with Section 404 or if the costs related to maintaining compliance are significant, our profitability, stock price, and results of operations and financial condition could be materially adversely affected.

If we are unable to maintain adequate internal controls, in accordance with Section 404, as such standards are amended, supplemented, or modified from time to time, we may not be able to ensure that we have effective internal controls over financial reporting in accordance with Section 404 on an ongoing basis. Failure to achieve and maintain effective internal controls could have a material adverse effect on our stock price. In addition, a material weakness in the effectiveness of our internal control over financial reporting could result in an increased chance of fraud and the loss of customers, reduce our ability to obtain financing, and/or require additional expenditures to comply with these requirements, each of which could negatively impact our business, profitability, and financial condition.

Industry Risks

We and our customers may be adversely affected by the current economic downturn.

A slowing of the economy, and certainly a recession, could have a material adverse effect on our financial results and proposed plan of operations. Either could lead to further significant fluctuations in the demand for and pricing of oil and gas. Reduced demand and pricing pressures could adversely affect the financial condition and results of operations of our customers and their ability to purchase our services. We are not able to predict the timing, extent, and duration of the economic cycles in the markets in which we operate.

We derive all of our revenues from companies in the oil and natural gas exploration and development industry, a historically cyclical industry, with levels of activity that are significantly affected by the levels and volatility of oil and natural gas prices.

Any prolonged reduction in the overall level of exploration and development activities, whether resulting from changes in oil and natural gas prices or otherwise, could adversely impact us in many ways by negatively affecting:

- our revenues, cash flows, and profitability;
- our ability to maintain or increase our borrowing capacity;

- our ability to obtain additional capital to finance our business and the cost of that capital; and

- our ability to attract and retain skilled personnel whom we would need in the event of an upturn in the demand for our services.

Worldwide political, economic, and military events have contributed to oil and natural gas price volatility and are likely to continue to do so in the future. Depending on the market prices of oil and natural gas, oil and natural gas exploration and development companies may cancel or curtail their drilling programs, thereby reducing demand for our services. Oil and natural gas prices have been highly volatile historically and, we believe, will continue to be so in the future. Many factors beyond our control affect oil and natural gas prices, including:

- the cost of exploring for, producing, and delivering oil and natural gas;

- the discovery rate of new oil and natural gas reserves;

- the rate of decline of existing and new oil and natural gas reserves;

- available pipeline and other oil and natural gas transportation capacity;

- the ability of oil and natural gas companies to raise capital;

- actions by OPEC (the Organization of Petroleum Exporting Countries);

- political instability in the Middle East and other major oil and natural gas producing regions;

- economic conditions in the U.S. and elsewhere;

- domestic and foreign tax policy;

- weather conditions in the U.S. and elsewhere;

- the pace adopted by foreign governments for the exploration, development, and production of their national reserves;

- the price of foreign imports of oil and natural gas; and

- the overall supply and demand for oil and natural gas.

The high fixed costs of our operations could result in operating losses.

Companies within our industry are typically subject to high fixed costs which consist primarily of depreciation (a non-cash item) and maintenance expenses associated with seismic data acquisition and equipment and crew costs. In addition, ongoing maintenance capital expenditures, as well as new equipment investment, can be significant. As a result, any extended periods of significant downtime or low productivity caused by reduced demand, weather interruptions, equipment failures, permit delays, or other causes could adversely affect the results of our operations.

Our operations are subject to delays related to obtaining land access rights of way from third parties which could affect our results of operations.

Our seismic data acquisition operations could be adversely affected by our inability to obtain timely right of way usage from both public and private land and/or mineral owners. Delays associated with obtaining such rights of way could negatively affect our results of operations.

Our business is subject to government regulation which may adversely affect our future operations.

Our operations are subject to a variety of federal, state, and local laws and regulations, including laws and regulations relating to the protection of the environment and archeological sites. We are required to expend financial and managerial resources to comply with such laws and related permit requirements in our operations, and we anticipate that we will continue to be required to do so in the future. Although such expenditures historically have not been material to us, the fact that such laws or regulations change frequently makes it impossible for us to predict the cost or impact of such laws and regulations on our future operations. The adoption of laws and regulations that have the effect of reducing or curtailing exploration and development activities by energy companies could also adversely affect our operations by reducing the demand for our services.

Risks Related To Our Common Stock

Our common stock has experienced, and may continue to experience, price volatility and low trading volume.

Our stock price is subject to significant volatility. Overall market conditions including a decline in oil and natural gas prices, in addition to other risks and uncertainties described in this "Risk Factors" section and elsewhere in this Form 10-K, could cause the market price of our common stock to fall. The high and low sales prices of our common stock for the year ended December 31, 2008, were $10.17 and $1.05, respectively.

Our common stock is listed on the NASDAQ Stock Market LLC under the symbol "TGE." However, daily trading volumes for our common stock are, and may continue to be, relatively small compared to many other publicly traded securities. For example, during 2008, our daily trading volume was as low as 4,800 shares. Since November 6, 2007, when we began trading on the NASDAQ Stock Market LLC, our daily trading volume has been as low as 2,800 shares. In addition, our common stock traded on the NYSE Alternext US (formerly the American Stock Exchange) under the symbol "TGE" from April 18, 2005 until November 5, 2007. During this period of time our daily trading volume was as low as 1,600 shares. It may be difficult for you to sell your shares in the public market at any given time at prevailing prices, and the price of our common stock may, therefore, be volatile.

Our officers and directors own a large percentage of our common stock, and they may exercise control over our business and affairs.

Our officers and directors as a group beneficially own approximately 28.7% of our common stock. As a result, they will continue to be able to exercise significant influence, and in most cases control, over matters requiring shareholder approval, including the election of directors, changes to our charter documents, and significant corporate transactions. This concentration of ownership makes it unlikely that any other holder or group of holders of our common stock will be able to affect the way we are managed or the direction of our business. The continued concentrated ownership of our common stock will make it difficult for another company to acquire us and for you to receive any related takeover premium for your shares (unless the controlling group approves the acquisition).

Certain provisions of our Restated Articles of Incorporation may make it difficult for a third party to acquire us or may adversely impact your rights as a common shareholder.

Our Restated Articles of Incorporation contain provisions that require the approval of holders of 80% of our issued and outstanding shares before we can enter into a merger or other business combination or sell all or substantially all of our assets. Additionally, if we increase the size of our board from the current six to nine directors, we could be required to stagger our directors' terms, and our directors could not be removed without approval of holders of 80% of our issued and outstanding shares. These provisions could discourage or impede a tender offer, proxy contest, or other similar transaction involving control of us.

In addition, our board of directors has the right to issue preferred stock upon such terms and conditions as it deems to be in the best interest of the Company. The terms of such preferred stock may adversely impact the dividend and liquidation rights of the common shareholders without the approval of the common shareholders.

We do not intend to pay cash dividends on our common stock in the foreseeable future, and therefore only appreciation of the price of our common stock will provide a return to our shareholders.

While there are currently no restrictions prohibiting us from paying dividends to our shareholders, we have not paid any cash dividends on our common stock in the past, and we do not anticipate paying any dividends in the foreseeable future. Payment of any cash dividends in the future, however, is in the discretion of our board of directors and will depend on our financial condition, results of operations, capital and legal requirements, and other factors deemed relevant by our board of directors. Earnings, if any, are expected to be retained to fund our future operations.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None

ITEM 2. DESCRIPTION OF PROPERTY.

In April of 2004, we executed an addendum to our lease of a facility in Plano, Texas, that included approximately 10,500 square feet of office and warehouse space and an outdoor storage area of approximately 20,000 square feet. This facility was used to repair geophysical equipment and housed our corporate offices until September of 2006. In September of 2005, we leased an additional facility, in Plano, Texas, with approximately 10,000 square feet of office and warehouse space and an additional 10,000 square feet of outdoor storage to accommodate our growth. This facility was used primarily to repair geophysical equipment. In January of 2006, we leased a 600 square foot facility in Houston, Texas, to be used as a sales office. The monthly rent is $553. In July of 2006, we entered into a lease for 7,269 square feet of office space located in Plano, Texas. In September of 2006, we relocated our corporate offices to this facility, and in September 2008 increased the size of this lease to 8,523 square feet of office space. The monthly rent is $12,127. In October of 2006, we leased an 800 square foot facility in Oklahoma City, Oklahoma, to be used as a sales office. The monthly rent is $665. In September of 2007, we leased a 1,130 square foot facility in Denver, Colorado, to be used as a sales office. The monthly rent is $2,284. In September 2008, we leased a 400 square foot facility is Pratt, Kansas, to be used as a permit office. The monthly rent is $500. In November 2008, we vacated our two Plano repair, warehouse and outdoor storage facilities, and moved to a leased repair, warehouse and outdoor storage facility in Denison, Texas. The Denison, Texas, facility consists of one 5,000 square foot building, two 10,000 square foot adjacent buildings and an outdoor storage area of approximately 60,500 square feet. The monthly rent is $15,607. The Company is not responsible for insuring these facilities. The conditions of these facilities are good, and we believe that these properties are suitable and adequate for our foreseeable needs.

ITEM 3. LEGAL PROCEEDINGS.

The Company is a defendant in various legal actions that arose or may arise out of the normal course of business. In our opinion, none of these actions have or will result in any significant loss to us.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

No matters were submitted by the Company, during the fourth quarter of the fiscal year ended December 31, 2008, to a vote of our security holders through the solicitation of proxies or otherwise.

PART II

ITEM 5. MARKET FOR REGISTRANT'S EQUITY, AND RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.

Market Prices

From May 25, 2002, through April 15, 2005, our common stock was traded over-the-counter on the National Association of Securities Dealers, Inc. Over-The-Counter Bulletin Board System (using the trading symbol "TGCI"). Because of our improved financial condition which has led to a substantial increase in our stock price and the market value of our publicly-held shares, we qualified for, and began trading on, the NYSE Alternext US (formerly the American Stock Exchange) ("AMEX") on April 18, 2005, under our current trading symbol "TGE." On October 26, 2007, we announced that our board of directors approved the decision to switch the listing of our common stock from AMEX to the NASDAQ Global Select Market ("NASDAQ.") As a result, on November 6, 2007, our stock began trading on NASDAQ under the symbol "TGE."

In the following table, the prices shown through November 5, 2007, represent the high and low sales prices reported for our common stock on AMEX. Beginning on November 6, 2007, the following table shows the high and low sales prices reported for our common stock on NASDAQ. On April 28, 2008 and April 27, 2007, the Company paid 5% stock dividends to shareholders of record at the close of business on April 14, 2008 and April 13, 2007, respectively. All prior share and per share amounts have been restated to reflect the stock dividends.

	2008		2007	
	High	Low	High	Low
1st quarter	$10.17	$6.71	$ 9.35	$7.55
2nd quarter	9.25	6.60	12.55	8.50
3rd quarter	8.93	4.70	11.49	8.55
4th quarter	6.00	1.05	11.86	8.23

The number of shareholders of record of TGE's common stock as of February 27, 2009, was 155. Due to the number of shares held in nominee or street name, we believe that there are a significantly greater number of beneficial owners of our common stock. As of such date, CEDE & CO. held 14,107,855 shares in street name. On February 27, 2009, our common stock was quoted at a closing sales price of $1.95.

While there are currently no restrictions prohibiting us from paying cash dividends to our shareholders, we have not paid any cash dividends on our common stock in the past, and we do not anticipate paying any dividends in the foreseeable future. Payment of any cash dividends in the future, however, is in the discretion of our board of directors and will depend on our financial condition, results of operations, capital and legal requirements, and other factors deemed relevant by our board of directors. Earnings, if any, are expected to be retained to fund our future operations.

The following table summarizes certain information regarding securities authorized for issuance under our equity compensation plans as of December 31, 2008. See information regarding material features of the plans in Note H, "Shareholders' Equity-Stock-Based Compensation Plans" to the Financial Statements included herein.

Equity Compensation Plan Information

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options	Weighted-Average Exercise Price of Outstanding Options	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding securities Reflected in Column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	585,269	$ 3.99	388,770 (1)
Equity compensation plans not approved by security holders	-	-	-
Total	585,269	$ 3.99	388,770 (1)

(1) No shares remain available to be issued under the 1999 Stock Option Plan. There are 388,770 shares available to be issued under the 2006 Stock Award Plan.

Performance Graph

The following graph is not "soliciting material," is not deemed filed with the Securities and Exchange Commission, and is not to be incorporated by reference into any of the Company's filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, respectively.

The following graph sets forth the five-year cumulative total shareholder return, which assumes reinvestment of dividends, of a $100 investment beginning in the Company's common stock, a peer group made up of companies in the Philadelphia Oil Service Sector Index, and the S&P 500 Stock Index. The Philadelphia Oil Service Sector Index consists of far larger companies that provide a variety of services as compared to the land-based geophysical services provided by the Company.



Indexed Total Return
Dec 31, 2003 - Dec 31, 2008
U.S. Dollar (Split / Spinoff -Adjusted)
TGC Industries Inc. (TGE)
S&P 500 (SP50)
PHLX Oil Service Index (OSX)
2000
1500
1000
500
400
300
200
100
04
05
06
07
08
Data Source: IDC / Exshare

ITEM 6. SELECTED FINANCIAL DATA.

The following selected financial data should be read in conjunction with Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the Company's financial statements and notes thereto included in Item 8, "Financial Statements and Supplementary Data." No cash dividends were declared in any of the five years shown below:

	Year Ended December, 31,				
	2008	2007	2006	2005	2004
	(In thousands, except per share amounts)				
Statement of Income Data:					
Revenues	$ 86,770	$ 90,396	$ 67,760	$ 30,852	$ 20,084
Net income	$ 6,898	$ 7,607	$ 8,111	$ 6,201	$ 2,868
Income allocable to common shareholders	$ 6,898	$ 7,607	$ 8,111	$ 5,996	$ 2,568
Net Income per common share - basic	$ 0.40	$ 0.44	$ 0.47	$ 0.64	$ 0.39
Net Income per common share - diluted	$ 0.40	$ 0.44	$ 0.47	$ 0.41	$ 0.21
Weighted average number of common Shares outstanding - basic	17,391	17,368	17,270	9,406	6,659
Weighted average number of common Shares outstanding - diluted	17,464	17,453	17,395	15,087	13,711
Total assets	$ 85,091	$ 61,162	$ 56,400	$ 41,246	$ 9,324
Long-term debt, less current maturities	$ 11,452	$ 3,769	$ 3,064	$ 6,199	$ 1,770
Shareholders' equity	$ 50,427	$ 42,922	$ 35,043	$ 26,605	$ 4,570

In October of 2005, the Company completed a public offering of approximately 5,786,000 (not adjusted for the 5% stock dividends paid in 2008, 2007 and 2006) shares of common stock. The weighted average number of equivalent common shares outstanding in 2005 reflect these additional shares for a portion of the year.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION.

The following discussion and analysis should be read in conjunction with our financial statements and related notes thereto included elsewhere in this Form 10-K. Portions of this document that are not statements of historical or current fact are forward-looking statements that involve risk and uncertainties, such as statements of our plans, objectives, expectations, and intentions. The cautionary statements made in this Form 10-K should be read as applying to all related forward-looking statements wherever they appear in this Form 10-K. Our actual results could differ materially from those anticipated in the forward-looking statements. Factors that could cause our actual results to differ materially from those anticipated include those discussed in "Business," "Information Regarding Forward-Looking Statements," and "Risk Factors."

Executive Overview

The Company is a leading provider of seismic data acquisition services throughout the continental United States. We currently operate nine seismic crews. These seismic crews supply seismic data to companies engaged in the domestic exploration and development of oil and natural gas on land and in land-to-water transition areas. Our customers rely on seismic data to identify areas where subsurface conditions are favorable for the accumulation of existing hydrocarbons, to optimize the development and production of hydrocarbon reservoirs, to better delineate existing oil and natural gas fields, and to augment reservoir management techniques.

We acquire geophysical data using the latest in 3-D survey techniques. We introduce acoustic energy into the ground by using vibration equipment or dynamite detonation, depending on the surface terrain and subsurface requirements. The reflected energy, or echoes, is received through geophones, converted into a digital signal at a multi-channel recording unit, and then transmitted to a central recording vehicle. Subsurface requirements dictate the number of channels necessary to perform our services. With our state-of-the-art seismic equipment, including computer technology and multiple channels, we acquire, on a cost effective basis, immense volumes of seismic data that when processed and interpreted produce more precise images of the earth's subsurface. Our customers then use our seismic data to generate 3-D geologic models that help reduce finding costs and improve recovery rates from existing wells.

Currently, the seismic data acquisition industry is made up of a number of companies divided into two groups. The first group is made up of five publicly-traded companies with long operating histories which field numerous crews and work in a number of different regions and terrain. This group includes us, Dawson Geophysical Company, Geo Kinetics, Inc., Petroleum Geo Services, and to a lesser extent CGG-Veritas. These companies field approximately 50% of the estimated 65 seismic crews currently operating in the continental U.S. The second group is made up of smaller companies who generally run one or two seismic crews and often specialize in specific regions or types of operation.

We provide our seismic data acquisition services primarily to domestic onshore oil and natural gas exploration and development companies for use in the onshore drilling and production of oil and natural gas in the continental U.S. The main factors influencing demand for seismic data acquisition services in our industry are the level of drilling activity by oil and natural gas companies and the sizes of such companies' exploration and development budgets, which, in turn, depend largely on current and anticipated future crude oil and natural gas prices and depletion rates.

Our customers are major and independent oil and natural gas exploration and development companies. The services we provide to our customers vary according to the size and needs of each customer. Our services are marketed by sales, supervisory and executive personnel who contact customers to determine their needs and respond to customer inquiries regarding the availability of crews. Contacts are based principally upon professional relationships developed over a number of years. There are a number of consultants in the oil and natural gas industry who process and interpret seismic data for oil and natural gas companies. These consultants can have an influence in determining which company their customers use to acquire seismic data.

The acquisition of seismic data for the oil and natural gas industry is a highly competitive business. There are approximately 65 seismic crews currently operating in the continental United States. Contracts for such services generally are awarded on the basis of price quotations, crew experience, and the availability of crews to perform in a timely manner, although factors other than price, such as crew safety performance history, and technological and operational expertise, are often determinative. Our competitors include companies with financial resources that are significantly greater than our own as well as companies of comparable and smaller size. Our primary competitors are Dawson Geophysical Company, Geo Kinetics, Inc., Petroleum Geo Services, and to a lesser extent, CGG-Veritas. In addition to the previously named companies, we also compete for projects from time to time with smaller seismic companies which operate in local markets with only one or two crews. We believe that our long-term industry expertise, the customer relationships developed over our history, and our financial stability give us an advantage over most of our competitors in the industry.

Results of Operations

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

Revenues. Our revenues were $86,769,742 for the year ended December 31, 2008 compared to $90,395,872 for the same period of 2007, a decrease of 4%. This decrease in revenues was attributable to the fact that approximately 20% of the revenues in the year ended December 31, 2008 were derived from shot-hole contracts compared with approximately 34% for the same period of 2007. Shot-hole contracts typically generate higher revenues but lower gross margins than vibroseis contracts due to higher third party costs that are included in revenues and have little or no margin associated with them.

Cost of services. Our cost of services was $55,935,068 for the year ended December 31, 2008 compared to $60,445,783 for the same period of 2007, a decrease of 7.5%. This decrease was primarily attributable to the decrease in revenues in the year ended December 31, 2008 compared to the same period of 2007, and higher third party costs associated with the additional shot-hole contracts in 2007 compared to 2008. As a percentage of revenues, cost of services was 64.5% for the year ended December 31, 2008 compared to 66.9% for the same period of 2007.

Selling, general, and administrative expenses. SG&A expenses were $4,468,883 for the year ended December 31, 2008 compared to $3,864,810 for the same period of 2007, an increase of 15.6%. This increase was primarily attributable to additional expenses associated with additional selling and administrative personnel, and additional compensation expense for deferred stock-based compensation. SG&A expense as a percentage of revenues was 5.2% for the year ended December 31, 2008 compared to 4.3% for the same period of 2007.

Depreciation and amortization expense. Depreciation and amortization expense was $13,911,124 for the year ended December 31, 2008 compared to $12,743,065 for the same period of 2007, an increase of 9.2%. This increase was primarily attributable to depreciation and amortization expense associated with capital expenditures of approximately $21,686,000 since January 1, 2008. This increase was partially offset by a decrease in depreciation expense in the third and fourth quarters of 2007 and the first and second quarters of 2008 as a result of an increase in the estimated useful life of certain seismic equipment. See "Change In Accounting Estimate" in Note B of Notes to Financial Statements in Item 8. Depreciation and amortization expense as a percentage of revenues was 16.0% for the year ended December 31, 2008 compared to 14.1% for the same period of 2007.

Income from operations. Income from operations was $12,454,667 for the year ended December 31, 2008 compared to $13,342,214 for the same period of 2007, a decrease of 6.7%. This decrease was primarily attributable to a decrease in revenues, an increase in SG&A and depreciation and amortization expenses, partially offset by a decrease in costs of services. EBITDA increased $280,512 to $26,365,791 for the year ended December 31, 2008 from $26,085,279 for the same period of 2007, an increase of 1.1%. This increase was primarily attributable to the increase in depreciation referred to immediately above. For a definition of EBITDA, a reconciliation of EBITDA to net income, and discussion of EBITDA, see the section entitled "Non-GAAP Financial Measure" which follows.

Interest expense. Interest expense was $929,656 for the year ended December 31, 2008 compared to $604,616 for the same period of 2007, an increase of 53.8%. This increase was primarily attributable to the additional debt incurred in 2008 as a result of financing certain new seismic equipment purchased during 2008.

Income tax expense. Income tax expense was $4,626,569 for the year ended December 31, 2008 compared to $5,130,165 for the same period of 2007, a decrease of 9.8%. The effective tax rate for the year ended December 31, 2008 was 40.1% compared to 40.3% for the same period of 2007.

Year Ended December 31, 2007, Compared to Year Ended December 31, 2006

Revenues. Our revenues were $90,395,872 for the year ended December 31, 2007 compared to $67,760,306 for the same period of 2006, an increase of 33.4%. This increase in revenues was attributable to several factors, including operating eight seismic data acquisition crews for 12 months in 2007 compared with six crews the first four months, seven crews for the next five months and eight crews for the last three months of the same period of 2006, as well as the fact that approximately 34% of revenues in the year ended December 31, 2007 were derived from lower margin shot-hole contracts compared with approximately 25% for the same period of 2006. These shot-hole contracts typically generate higher revenues but lower gross margins than vibroseis contracts due to higher third party costs that are included in revenues and have little or no margin associated with them.

Cost of services. Our cost of services was $60,445,783 for the year ended December 31, 2007 compared to $40,831,650 for the same period of 2006, an increase of 48%. This increase was attributable to several factors: (1) the increase in revenues in the year ended December 31, 2007 compared to the same period of 2006; (2) the adverse weather conditions in January and February 2007 in Colorado and Kansas; (3) the severe flooding conditions in the Mid-continent and Southwestern areas of the United States during the second quarter of 2007; (4) severe weather conditions in July 2007 that negatively impacted our revenue by approximately 18% and our pretax income by approximately 62%; and (5) the higher third party costs associated with the additional shot-hole contracts in 2007 compared to 2006. As a percentage of revenues, cost of services was 66.9% for the year ended December 31, 2007 compared to 60.3% for the same period of 2006.

Selling, general, and administrative expenses. SG&A expenses were $3,864,810 for the year ended December 31, 2007 compared to $2,988,892 for the same period of 2006, an increase of 29.3%. This increase was primarily attributable to additional expenses associated with additional selling and administrative personnel, additional compensation expense for deferred stock-based compensation, increased insurance costs, and additional expenses associated with the operation of eight crews during the entire year of 2007 compared to six crews the first four months, seven crews the next five months, and eight crews for the last three months of the same period of 2006. SG&A expense as a percentage of revenues was 4.3% for the year ended December 31, 2007 compared to 4.4% for the same period of 2006.

Depreciation and amortization expense. Depreciation and amortization expense was $12,743,065 for the year ended December 31, 2007 compared to $9,540,171 for the same period of 2006, an increase of 33.6%. This increase was primarily attributable to depreciation and amortization expense associated with capital expenditures of approximately $18,200,000 since January 1, 2007. This increase was partially offset by a decrease in depreciation expense in the third and fourth quarters of 2007 as a result of an increase in the estimated useful life of certain seismic equipment. See "Change In Accounting Estimate" in Note B of Notes to Financial Statements in Item 8. Depreciation and amortization expense as a percentage of revenues was 14.1% for the fiscal years of 2007 and 2006.

Income from operations. Income from operations was $13,342,214 for the year ended December 31, 2007 compared to $14,399,593 for the same period of 2006, a decrease of 7.3%. This decrease was primarily attributable to the increase in cost of services, SG&A, and depreciation and amortization expense, partially offset by an increase in revenues. EBITDA increased $2,145,515 to $26,085,279 for the year ended December 31, 2007 from $23,939,764 for the same period of 2006, an increase of 9%. This increase was primarily attributable to the increase in gross margin. For a definition of EBITDA, a reconciliation of EBITDA to net income, and discussion of EBITDA, see the section entitled "Non-GAAP Financial Measure" which follows.

Interest expense. Interest expense was $604,616 for the year ended December 31, 2007 compared to $780,782 for the same period of 2006, a decrease of 22.6%. This decrease was primarily attributable to the reduction of debt.

Income tax expense. Income tax expense was $5,130,165 for the year ended December 31, 2007 compared to $5,507,386 for the same period of 2006, a decrease of 6.8%. The effective tax rate for the year ended December 31, 2007 was 40.3% compared to 40.4% for the same period of 2006.

Non-GAAP Financial Measure

We define EBITDA as net income plus expenses of interest, income taxes, depreciation, and amortization. We use EBITDA as a supplemental financial measure to assess:

- the financial performance of our assets without regard to financing methods, capital structures, taxes, or historical cost basis;

- our liquidity and operating performance over time and in relation to other companies that own similar assets and that we believe calculate EBITDA in a manner similar to us; and

- the ability of our assets to generate cash sufficient for us to pay potential interest expenses.

We also understand that such data is used by investors to assess our performance. However, EBITDA is not a measure of operating income, operating performance, or liquidity presented in accordance with General Accepted Accounting Principles (GAAP). When assessing our operating performance or our liquidity, you should not consider this data in isolation or as a substitute for our net income, cash flow from operating activities, or other cash flow data calculated in accordance with GAAP. EBITDA excludes some, but not all, items that affect net income and operating income, and these measures may vary among other companies. Therefore, EBITDA as presented below may not be comparable to similarly titled measures of other companies. Further, the results presented by EBITDA cannot be achieved without incurring the costs that the measure excludes: interest, taxes, depreciation, and amortization.

The following table reconciles our EBITDA to our net income:

	Year Ended December 31,		
	2008	2007	2006
Net income	$ 6,898,442	$ 7,607,433	$ 8,111,425
Depreciation and amortization expense	13,911,124	12,743,065	9,540,171
Interest expense	929,656	604,616	780,782
Income tax expense	4,626,569	5,130,165	5,507,386
EBITDA	$ 26,365,791	$ 26,085,279	$23,939,764

Liquidity and Capital Resources

Liquidity

Cash flows from operating activities.

Net cash provided by operating activities was $33,860,082 for the year ended December 31, 2008, compared to $14,839,414 for the same period of 2007. The $19,020,668 increase was principally attributable to the timing of accounts receivable collections, the timing of receipt and payment of invoices and taxes, and the timing of billings and revenue recognition. Changes in significant components of net cash provided by operations were a $708,991 change in net income, a $1,168,059 change in depreciation and amortization expense, a $2,995,031 change in deferred income taxes, a $11,004,486 change in trade accounts receivable, a $2,220,150 change in costs and estimated earnings in excess of billings on uncompleted contracts, a $3,659,368 change in trade accounts payable, a

$1,473,377 change in accrued liabilities, a $1,202,070 change in prepaid federal and state income taxes, and a $5,255,518 change in billings in excess of costs and estimated earnings on uncompleted contracts.

Working capital increased $11,479,746 to $16,969,043 as of December 31, 2008, from the December 31, 2007, working capital of $5,489,297. This increase was due primarily to an increase in cash and cash equivalents of $19,610,525, an increase in prepaid income taxes of $1,119,736, a decrease in accrued liabilities of $860,322, partially offset by a decrease in trade accounts receivable of $6,299,590, an increase in trade accounts payable of $1,638,647, an increase in billings in excess of costs and estimated earnings on uncompleted contracts of $2,436,224, and an increase in current maturities of notes payable of $1,869,969.

Cash flows used in investing activities.

Net cash used in investing activities was $6,078,536 for the year ended December 31, 2008, and $12,661,703 for the year ended December 31, 2007. The $6,583,167 decrease was mainly due to a decrease in cash related capital expenditures during 2008 of $6,686,040.

Cash flows used in financing activities.

Net cash used in financing activities was $8,171,021 for the year ended December 31, 2008, and $7,062,654 for the year ended December 31, 2007. The $1,108,367 increase was due primarily to an increase in principal payments on notes payable of $1,277,274.

Capital expenditures.

During the year ended December 31, 2008, capital expenditures of $21,685,982 were used to acquire additional seismic equipment and vehicles. This additional seismic equipment primarily included two new ARAM ARIES recording systems, additional recording channels for our ARAM ARIES recording crews, and 13 new vibration vehicles for our recording crews. The additional seismic equipment and vehicles were primarily to enhance the efficiency of our existing crews and to equip our ninth crew. During the first two months of 2009, there have been no material capital expenditures. Although we do not budget for our capital expenditures, we may purchase additional equipment during 2009 as the demand for our services warrants.

Capital Resources

Historically, we have relied on cash generated from operations and short-term borrowings from commercial banks and equipment lenders and loans from directors to fund our working capital requirements and capital expenditures.

In April of 2005, we entered into a revolving credit agreement with a commercial bank. Effective September 16, 2006, we renewed our revolving credit agreement and increased the borrowing limit from $3,500,000 to $5,000,000. The borrowing limit under the revolving line of credit agreement remains at $5,000,000 and was renewed on September 16, 2007, and again on September 16, 2008. The revolving line of credit agreement does not expire until September 16, 2009. Our obligations under this agreement are secured by a security interest in our accounts receivable. Interest on the outstanding amount under the line of credit loan agreement is payable monthly at the prime rate of interest. The credit loan agreement provides for non-financial and financial covenants including a minimum debt service coverage ratio in excess of 2.0 to 1.0, a ratio of debt to worth not in excess of 1.25 to 1.0. As of December 31, 2008, we had no borrowings outstanding under the line of credit loan agreement.

In December of 2007, we completed a $4,120,254 loan transaction with a commercial lender for the purpose of providing funds for the purchase of our seventh new ARAM ARIES recording system. This loan is repayable over a period of 48 months at a fixed per annum interest rate of 6.38%. This loan is collateralized by the new recording system equipment and the recording vehicles and two semi-trailers that transport the newly purchased equipment between jobs. In January 2008, the Company entered into a $2,463,101 loan agreement with a bank to provide financing for the purchase of new vibration vehicles. The loan is repayable over a period of 57 months at a fixed per annum interest rate of 6.35% and is collateralized by the vibration vehicles. In February 2008, the Company exercised its purchase option for seismic recording equipment it had been renting. In March 2008, the Company entered into a $2,975,844 loan agreement with a commercial lender to provide financing for purchase of this rented equipment and to replace an existing loan the Company had with the lender. This loan is repayable over a period of 48 months at a fixed per annum interest rate of 5.75% and is collateralized by the equipment. In July

2008, the Company entered into a $3,200,000 loan agreement with a bank to provide financing for the purchase of seismic recording equipment. This loan is repayable over 36 months at a fixed per annum interest rate of 6.00% and is collateralized by the equipment. In August 2008, the Company entered into a $2,003,700 loan agreement with a bank to provide financing for the purchase of new vibration vehicles. This loan is repayable over 36 months at a fixed per annum interest rate of 6.00% and is collateralized by the vibration vehicles. In September 2008, the Company entered into a $2,690,402 loan agreement with a commercial lender to provide financing for our eighth new ARAM ARIES recording system. This loan is repayable over a period of 48 months at a fixed per annum interest rate of 6.00% and is collateralized by the recording system. Also in September 2008, the Company entered into a $1,092,053 loan agreement with the same commercial lender to provide financing for recording equipment that goes with the eighth ARAM ARIES recording system. This loan is co-terminus with the loan for the recording system, and carries a fixed per annum interest rate of 6.00% and is collateralized by the recording equipment.

In April of 2004, we executed an addendum to our lease of a facility in Plano, Texas, that included approximately 10,500 square feet of office and warehouse space and an outdoor storage area of approximately 20,000 square feet. This facility was used to repair geophysical equipment and housed our corporate offices until September of 2006. In September of 2005, we leased an additional facility, in Plano, Texas, with approximately 10,000 square feet of office and warehouse space and an additional 10,000 square feet of outdoor storage to accommodate our growth. This facility was used primarily to repair geophysical equipment. In January of 2006, we leased a 600 square foot facility in Houston, Texas, to be used as a sales office. In July of 2006, we entered into a lease for 7,269 square feet of office space located in Plano, Texas. In September of 2006, we relocated our corporate offices to this facility and in September 2008 increased the size of the lease to 8,523 square feet of office space. In October of 2006, we leased an 800 square foot facility in Oklahoma City, Oklahoma, to be used as a sales office. In September of 2007, we leased a 1,130 square foot facility in Denver, Colorado, to be used as a sales office. In September 2008, we leased a 400 square foot facility is Pratt, Kansas, to be used as a permit office. In November 2008, we vacated our two Plano repair, warehouse and outdoor storage facilities, and moved to a leased repair, warehouse and outdoor storage facility in Denison, Texas. The Denison, Texas, facility consists of one 5,000 square foot building, two 10,000 square foot adjacent buildings and an outdoor storage area of approximately 60,500 square feet.

Contractual Obligations

The following table summarizes payments due in specific periods related to our contractual obligations as of December 31, 2008:

	Payments Due by Period [1]				
Contractual Obligations	Total	Within 1 Year	1-3 Years	3-5 Years	After 5 Years
	(In thousands)				
Operating lease obligations	$ 1,428	$ 386	$ 686	$ 356	$ -
Debt obligations	$16,023	$ 5,172	$ 9,318	$ 1,533	$ -
Capital lease obligations	$ 1,457	$ 857	$ 600	$ -	$ -
Total	$ 18,908	$ 6,415	$10,604	$ 1,889	$ -

(1) See "Capital Resources" above for a discussion of the contractual obligations we have incurred since December 31, 2008.

We believe that our capital resources, including our short-term investments, funds available under our line of credit loan agreement, and cash flow from operations, are adequate to meet our current operational needs. We believe that we will be able to finance our 2009 capital expenditures through cash flow from operations, borrowings from commercial lenders, and the funds available under our line of credit loan agreement. However, our ability to satisfy working capital requirements, meet debt repayment obligations, and fund future capital requirements will depend principally upon our future operating performance which is subject to the risks inherent in our business.

Off-Balance Sheet Arrangements

As of December 31, 2008, we had no off-balance sheet arrangements.

Critical Accounting Policies

The preparation of our financial statements in conformity with GAAP requires us to make certain assumptions and estimates that affect the reported amounts of assets and liabilities at the date of our financial statements and the reported amounts of revenues and expenses during the reporting period. Because of the use of assumptions and estimates inherent in the reporting process, actual results could differ from those estimates.

Revenue Recognition

Seismic Surveys

The Company provides seismic data acquisition survey services to its customers under general service agreements which define certain obligations for the Company and for its customers. A supplemental agreement setting forth the terms of a specific project, which may be cancelled by either party upon 30 days advance written notice, is entered into for every project. These supplemental agreements are either "turnkey" agreements providing for a fixed fee to be paid for each unit of seismic data acquired or "term" agreements providing for a fixed hourly, daily, or monthly fee during the term of the project. The duration of these projects will vary from a few days to several months. The Company recognizes revenue when services are performed under both types of agreements. Services are defined as the commencement of data acquisition. Under turnkey agreements, the total number of units of seismic data to be gathered is set forth in the agreement, and revenue is recognized as services are performed on a per unit of seismic data acquired rate. Under term agreements, revenue is recognized as services are performed based on the time worked rate provided in the term agreement. Under both turnkey and term agreements, cost of earned revenue is recognized by multiplying total estimated agreement cost by the percentage-of-completion of the agreement. The excess of that amount over the cost of earned revenue reported in prior periods is recognized as cost of earned revenue for the period. Agreements are not segmented nor combined for purposes of calculating percentage of completion. The asset "Costs and estimated earnings in excess of billings on uncompleted contracts" represents cost incurred on turnkey agreements in excess of billings on those agreements. The liability "Billings in excess of costs and estimated earnings on uncompleted contracts" represents billings on turnkey agreements in excess of cost on those agreements. Claims have been negligible in the years ended December 31, 2008, 2007, and 2006.

Gravity Data

The Company owns a data bank which contains gravity data, and to a lesser extent magnetic data, from many of the major oil and natural gas producing areas located within the U.S. When an order for gravity data is received, the portion of gravity data requested by the customer is prepared in digital format for licensing and shipment to the customer. This process is performed by an employee in the Company's headquarters office and normally takes no longer than a few days. The licensing of gravity data is not a material part of the Company's revenue. Gravity data revenue during the years ended December 31, 2008, 2007, and 2006 was approximately $46,100, $187,300, and $500, respectively.

Allowance for Doubtful Accounts

We prepare our allowance for doubtful accounts receivable based on our past experience of historical write-offs, our current customer base, and our review of past due accounts. The inherent volatility of the energy industry's business cycle can cause swift and unpredictable changes in the financial stability of our customers.

Impairment of Long-lived Assets

We review long-lived assets for impairment when triggering events occur suggesting deterioration in the assets' recoverability or fair value. Recognition of an impairment charge is required if future expected net cash flows are insufficient to recover the carrying value of the asset. Our forecast of future cash flows used to perform impairment analysis includes estimates of future revenues and profitability based on our historical results and analysis of future oil and natural gas prices which are fundamental to assessing demand for our services. If we are unable to achieve these cash flows, our estimates will be revised which could result in an impairment charge for the period of revision.

Depreciable Lives of Property, Plant, and Equipment

Our property, plant, and equipment are capitalized at historical cost and depreciated over the useful life of the asset. Our estimate of this useful life is based on circumstances that exist in the seismic industry and information available at the time of the purchase of the asset. The technology of the equipment used to gather data in the seismic industry has historically evolved such that obsolescence does not occur quickly. As circumstances change and new information becomes available, these estimates could change. We amortize these capitalized items using the straight-line method. Capital assets are depreciated over their useful lives ranging from one to seven years, depending on the classification of the asset.

Tax Accounting

We account for our income taxes in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes," which requires the recognition of amounts of taxes payable or refundable for the current year and an asset and liability approach in recognizing the amount of deferred tax liabilities and assets for the future tax consequences of events that have been recognized in our financial statements or tax returns. We determine deferred taxes by identifying the types and amounts of existing temporary differences, measuring the total deferred tax asset or liability using the applicable tax rate, and reducing the deferred tax asset by a valuation allowance if, based on available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Our methodology for recording income taxes requires judgment regarding assumptions and the use of estimates, including determining our annual effective tax rate and the valuation of deferred tax assets, which can create variance between actual results and estimates. This process involves making forecasts of current and future years' taxable income, and unforeseen events may significantly affect these estimates. Those factors, among others, could have a material impact on our provision or benefit for income taxes. In July of 2006, FIN 48, "Accounting for Uncertainty in Income Taxes – an interpretation of Financial Accounting Standards Board (FASB) Statement No. 109," was issued. FIN 48 prescribes a recognition threshold and measurement attribute for tax positions. The Company adopted FIN 48 at the beginning of fiscal year 2007 which did not have a material impact on the financial statements.

Stock Based Compensation

Prior to January 1, 2006, the Company accounted for its stock options under the recognition and measurement principles of APB Opinion No. 25, and related interpretations. Accordingly, no stock-based employee compensation cost was reflected in our financial statements prior to January 1, 2006 since all options to purchase common stock of the Company had an exercise price equal to, or greater than, the market value of the underlying common stock on the date of grant.

Effective January 1, 2006, the Company implemented Statement of Financial Accounting Standards (SFAS) No. 123R, "Share Based Payment (SFAS 123R)," for stock-based compensation awards granted after that date and for unvested awards outstanding at that date using the modified prospective application method. We recognize the fair value of the stock-based compensation awards as wages in the Statements of Income on a straight-line basis over the vesting period. Such implementation is expected to have minimal impact on our results of operations, financial position, and liquidity. The adoption of SFAS 123R resulted in the recognition of compensation expense, relative to stock-based awards, in wages in the Statements of Income of approximately $455,000, or approximately $0.03 per share, for the year ended December 31, 2008 and $430,000, or approximately $.03 per share, for the year ended December 31, 2007. In accordance with the modified prospective application method permitted by SFAS 123R, prior period amounts have not been restated to reflect the recognition of stock-based compensation costs.

In April of 2006, 106,391 shares of restricted stock were issued to employees of the Company under the Company's 2006 Stock Award Plan ("2006 Stock Award Plan"). In August 2007, 18,900 shares of restricted stock were issued to employees of the Company under the 2006 Stock Award Plan. In June 2008, 10,000 shares of restricted stock were issued to an employee of the Company under the 2006 Stock Award Plan. In October 2008, 335,000 stock options were issued to employees of the Company under the 2006 Stock Award Plan. As of December 31, 2008, there was approximately $742,000 of unrecognized compensation expense related to our two-share based compensation plans.

Recently Issued Accounting Pronouncements

In September of 2006, the FASB issued SFAS No. 157, Fair Value Measurements ("SFAS 157"), which defines fair value, establishes guidelines for measuring fair value, and expands disclosures regarding fair value measurements. This statement applies when other accounting pronouncements require or permit assets or liabilities to be measured at fair value, but does not expand the use of fair value to new accounting transactions. SFAS 157 is effective for fiscal years beginning after November 15, 2007, and for non-financial assets and liabilities, generally, in fiscal years beginning after November 15, 2008. As of December 31, 2008, the Company has no financial assets and liabilities that are required to be measured at fair value. SFAS 157 excluded stock-based compensation from its scope. The Company primarily uses fair value to measure goodwill (non-financial asset), and its associated reporting unit, in connection with our annual impairment analysis. SFAS 157, as it is currently written, will apply measurement and disclosure requirements in connection with our goodwill impairment analysis effective in the fiscal year beginning after November 15, 2008. We expect that SFAS 157 will not have a significant effect on our goodwill impairment test, but it will require enhanced disclosures.

In September of 2006, SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of SFAS No. 87, 88, 106, and 132(R)," was issued SFAS No. 158 requires the funded status of pension and postretirement plans to be recorded as assets or liabilities and unrecognized gains or losses to be recorded as accumulated other comprehensive loss in the balance sheet. The Company has no defined benefit pension or other postretirement plans. As a result, SFAS No. 158 did not have an effect on the Company's results.

In February of 2007, the FASB issued SFAS No. 159 ("SFAS 159), "The Fair Value Option for Financial Assets and Financial Liabilities." SFAS 159 provides companies with an option to report selected financial assets and liabilities at fair value. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The adoption of SFAS 159 has not had a significant effect on our financial statements.

In December of 2007, the FASB issued Statement of Financial Accounting Standards No. 141R, "Business Combinations," (SFAS 141R) effective for fiscal years beginning after December 15, 2008. Under SFAS 141R an acquiring entity in a business combination is required to recognize all assets acquired and liabilities assumed in the transaction. The revised standard also establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed. The rule requires an acquirer to disclose all of the information users may need to evaluate and understand the nature and financial effect of the business combination. The Company is currently evaluating SFAS 141R and does not expect these new rules to have a material impact on the Company's overall results of operations, financial position, or cash flows.

In December of 2007, the FASB issued Statement of Financial Accounting Standards No. 160, "Non-controlling Interest in Consolidated Financial Statements – an amendment of ARB No. 51," (SFAS 160) effective for fiscal years beginning after December 15, 2008. SFAS 160 requires all entities to report non-controlling (minority) interest in subsidiaries as equity in the consolidated financial statements. Its intention is to eliminate the diversity in practice regarding the accounting for transactions between an entity and non-controlling interest. The Company is currently evaluating SFAS 160 and does not expect these new rules to have a material impact on the Company's overall results of operations, financial position or cash flows.

In May 2008, the FASB issued SFAS No. 162 ("SFAS 162"), "The Hierarchy of Generally Accepted Accounting Principles." Under SFAS 162, the GAAP hierarchy will now reside in the accounting literature established by the FASB. SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements in conformity with GAAP. SFAS 162 is effective 60 days following the SEC's approval of the Public Accounting Oversight Board Auditing amendments to AU Section 411, "The Meaning of Presented Fairly in Conformity with Generally Accepted Accounting Principles." We do not expect the adoption of SFAS 162 to have a material impact on our financial statements.

Effect of Inflation

We do not believe that inflation has had a material effect on our business, results of operations, or financial condition during the past three years.

Information Regarding Forward-Looking Statements

This Form 10-K includes "forward-looking statements" as defined in Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which reflect our view with respect to future events. We base these forward-looking statements on our current expectations and projections about future events. These forward looking statements are subject to risks, uncertainties, and assumptions about the Company, including:

- dependence upon energy industry spending for seismic data acquisition services;
- the unpredictable nature of forecasting weather;
- the potential for contract delay or cancellation;
- the potential for fluctuations in oil and natural gas prices; and
- the availability of capital resources.

We use the words "may," "will," "can," "could," "should," "expect," "anticipate," "estimate," "believe," "target," "continue," "intend," "plan," "budget," and other similar words to identify forward-looking statements. You should read statements that contain these words carefully because they discuss future expectations, contain projections of results of operations or of our financial condition, and/or state other "forward-looking" information. We do not undertake any obligation to update or revise publicly any forward-looking statements, except as required by law. These statements also involve risks and uncertainties that could cause our actual results or financial condition to materially differ from our expectations in this Form 10-K.

We believe that it is important to communicate our expectations of future performance to our investors. However, events may occur in the future that we are unable to accurately predict or over which we have no control. When considering our forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this Form 10-K and other factors noted throughout this Form 10-K. There are many risks, uncertainties, and events that may cause our actual results to differ materially from those contained in any forward-looking statement. Please read the section entitled "Risk Factors" for a discussion of certain risks of our business and an investment in our common stock.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We have not entered into any hedging agreements or swap agreements. Our principal market risk is the risk related to the concentration of our customers in the oil and natural gas industry. Since all of our customers are involved in the oil and natural gas industry, there may be a positive or a negative effect on our exposure to credit risk in that our customers may be similarly affected by changes in economic and industry conditions. For the year ended December 31, 2008, our top two customers accounted for approximately 14.4% and 12.3% of our revenues. For the year ended December 31, 2007, our top two customers accounted for approximately 12.1% and 9.9% of our revenues. For the year ended December 31, 2006, no customer accounted for 10% or more of our revenues.

For further information see "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Item 1A. Risk Factors."

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

Financial Statements
December 31, 2008, 2007, and 2006

CONTENTS

Report of Independent Registered Public Accounting Firm	25
Financial Statements	
Balance Sheets	26
Statements of Income	28
Statements of Shareholders' Equity	29
Statements of Cash Flows	30
Notes to Financial Statements	31

Report of Independent Registered Public Accounting Firm

Board of Directors and
Shareholders of TGC Industries, Inc.

We have audited the accompanying balance sheets of TGC Industries, Inc. as of December 31, 2008 and 2007, and the related statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company's management. We also have audited TGC Industries, Inc.'s internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control— Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). TGC Industries, Inc.'s management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TGC Industries, Inc. as of December 31, 2008 and 2007, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, TGC Industries, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control—Integrated Framework* issued by the COSO.

/s/ Lane Gorman Trubitt, L.L.P.
Dallas, Texas
March 9, 2009

TGC Industries, Inc.
BALANCE SHEETS
December 31,

	2008	2007
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 24,114,351	$ 4,503,826
Trade accounts receivable	5,853,908	12,153,498
Cost and estimated earnings in excess of billings on uncompleted contracts	2,300,985	535,143
Prepaid expenses and other	718,301	712,614
Prepaid federal and state income tax	1,220,154	100,418
Total current assets	34,207,699	18,005,499
PROPERTY AND EQUIPMENT - at cost		
Machinery and equipment	91,233,877	71,441,785
Automobiles and trucks	8,792,645	7,770,646
Furniture and fixtures	348,103	348,103
Leasehold improvements	14,994	14,994
	100,389,619	79,575,528
Less accumulated depreciation and amortization	(49,757,056)	(36,645,143)
	50,632,563	42,930,385
Goodwill	201,530	201,530
Other assets	49,129	24,642
	250,659	226,172
Total assets	$ 85,090,921	$ 61,162,056

The accompanying notes are an integral part of these financial statements

TGC Industries, Inc.
BALANCE SHEETS -- Continued
December 31,

	2008	2007
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Trade accounts payable	$ 4,569,911	$ 2,931,264
Accrued liabilities	863,756	1,724,078
Billings in excess of costs and estimated earnings on uncompleted contracts	5,776,444	3,340,220
Current maturities of notes payable	5,171,872	3,301,903
Current portion of capital lease obligations	856,673	1,218,737
Total current liabilities	17,238,656	12,516,202
NOTES PAYABLE, less current maturities	10,851,621	3,090,191
CAPITAL LEASE OBLIGATIONS, less current portion	600,214	679,074
LONG-TERM DEFERRED TAX LIABILITY	5,973,000	1,955,047
COMMITMENTS AND CONTINGENCIES	-	-
SHAREHOLDERS' EQUITY		
Preferred stock, $1.00 par value; 4,000,000 shares authorized; issued – none	-	-
Common stock, $.01 par value; 25,000,000 shares authorized; 17,435,319 and 16,595,047 in each period	174,353	165,950
Additional paid-in capital	26,501,011	25,901,968
Retained earnings	24,009,389	17,110,947
Treasury stock, at cost, 37,803 shares	(257,323)	(257,323)
	50,427,430	42,921,542
Total liabilities and shareholders' equity	$ 85,090,921	$ 61,162,056

The accompanying notes are an integral part of these financial statements

TGC Industries, Inc.
STATEMENTS OF INCOME
Years Ended December 31,

	2008	2007	2006
Revenue	$ 86,769,742	$ 90,395,872	$ 67,760,306
Cost and expenses			
Cost of services	55,935,068	60,445,783	40,831,650
Selling, general and administrative	4,468,883	3,864,810	2,988,892
Depreciation and amortization expense	13,911,124	12,743,065	9,540,171
	74,315,075	77,053,658	53,360,713
Income from operations	12,454,667	13,342,214	14,399,593
Interest expense	929,656	604,616	780,782
Income before income taxes	11,525,011	12,737,598	13,618,811
Income tax expense:			
Current	609,569	4,108,196	4,427,592
Deferred	4,017,000	1,021,969	1,079,794
Income tax expense	4,626,569	5,130,165	5,507,386
NET INCOME	$ 6,898,442	$ 7,607,433	$ 8,111,425
Earnings per common share:			
Basic	$ 0.40	$ 0.44	$ 0.47
Diluted	$ 0.40	$ 0.44	$ 0.47
Weighted average number of shares outstanding:			
Basic	17,390,581	17,368,303	17,270,259
Diluted	17,463,985	17,452,782	17,395,201

The accompanying notes are an integral part of these financial statements

TGC Industries, Inc.
STATEMENTS OF SHAREHOLDERS' EQUITY

	Common Stock		Additional Paid-in Capital	Retained Earnings	Treasury Stock	Total
	Shares	Amount				
Balances at January 1, 2006	14,887,412	$148,875	$25,321,787	$ 1,392,089	$ (257,323)	$ 26,605,428
5% common stock dividend	743,292	7,433	(8,363)	-	-	(930)
Exercise of stock options	26,192	262	20,539	-	-	20,801
Issuance of restricted common stock	96,500	965	(965)	-	-	-
Amortization of unearned compensation restricted stock awards	-	-	248,942	-	-	248,942
Amortization of compensation cost of unvested stock options	-	-	57,492	-	-	57,492
Net income	-	-	-	8,111,425	-	8,111,425
Balances at December 31, 2006	15,753,396	157,535	25,639,432	9,503,514	(257,323)	35,043,158
5% common stock dividend	787,387	7,873	(8,799)	-	-	(926)
Options issued to outside Directors	-	-	75,000	-	-	75,000
Issuance of restricted common stock	18,000	180	(180)	-	-	-
Repurchase of stock warrants	-	-	(262,571)	-	-	(262,571)
Cancellation of restricted stock	(4,221)	(42)	42	-	-	-
Amortization of unearned compensation restricted stock awards	-	-	380,261	-	-	380,261
Amortization of compensation cost of unvested stock options	-	-	49,854	-	-	49,854
Exercise of stock options	39,015	390	28,943	-	-	29,333
Shares issued	1,470	14	(14)	-	-	-
Net income	-	-	-	7,607,433	-	7,607,433
Balances at December 31, 2007	16,595,047	165,950	25,901,968	17,110,947	(257,323)	42,921,542
5% common stock dividend	827,751	8,278	(9,104)	-	-	(826)
Options issued to outside Directors	-	-	150,000	-	-	150,000
Issuance of restricted common stock	10,000	100	(100)	-	-	-
Cancellation of restricted stock	(2,110)	(21)	21	-	-	-
Amortization of unearned compensation restricted stock awards	-	-	411,113	-	-	411,113
Amortization of compensation cost of unvested stock options	-	-	43,959	-	-	43,959
Exercise of stock options	4,631	46	3,154	-	-	3,200
Net income	-	-	-	6,898,442	-	6,898,442
Balances at December 31, 2008	17,435,319	$174,353	$26,501,011	$24,009,389	$ (257,323)	$ 50,427,430

The accompanying notes are an integral part of these financial statements

TGC Industries, Inc.
STATEMENTS OF CASH FLOWS
Years Ended December 31,

	2008	2007	2006
Cash flows from operating activities			
Net income	$ 6,898,442	$ 7,607,433	$ 8,111,425
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	13,911,124	12,743,065	9,540,171
Gain on disposal of property and equipment	(170,831)	(132,790)	(56,240)
Non-cash compensation	605,072	505,115	306,434
Deferred income taxes	4,017,000	1,021,969	1,079,794
Changes in operating assets and liabilities			
Trade accounts receivable	6,299,590	(4,704,896)	(2,988,758)
Cost and estimated earnings in excess of billings on uncompleted contracts	(1,765,842)	454,308	2,696,433
Prepaid expenses and other	1,994,248	1,908,209	1,447,215
Prepaid federal and state income tax	(1,118,783)	83,287	134,538
Other assets	(24,487)	(3,825)	(12,605)
Trade accounts payable	1,638,647	(2,020,721)	2,987,319
Accrued liabilities	(860,322)	613,055	514,482
Billings in excess of cost and estimated earnings on uncompleted contracts	2,436,224	(2,819,294)	4,738,830
Income taxes payable	-	(415,501)	185,769
Net cash provided by operating activities	33,860,082	14,839,414	28,684,807
Cash flows from investing activities			
Capital expenditures	(6,322,048)	(13,008,088)	(21,219,238)
Purchase of assets of Highland Industries	-	-	(1,800,000)
Proceeds from sale of property and equipment	243,512	346,385	129,689
Net cash used in investing activities	(6,078,536)	(12,661,703)	(22,889,549)
Cash flows from financing activities			
Principal payments on notes payable	(6,793,635)	(5,516,361)	(4,957,377)
Principal payments on capital lease obligations	(1,379,759)	(1,312,129)	(968,392)
Proceeds from exercise of stock options	3,200	29,333	20,801
Redemption of stock purchase warrants	-	(262,571)	-
Payment of dividends	(827)	(926)	(930)
Net cash used in financing activities	(8,171,021)	(7,062,654)	(5,905,898)
Net increase (decrease) in cash and cash equivalents	19,610,525	(4,884,943)	(110,640)
Cash and cash equivalents at beginning of year	4,503,826	9,388,769	9,499,409
Cash and cash equivalents at end of year	$ 24,114,351	$ 4,503,826	$ 9,388,769
Supplemental cash flow information			
Interest paid	$ 893,536	$ 603,813	$ 790,171
Income taxes paid	$ 1,692,057	$ 4,448,135	$ 4,107,285
Noncash investing and financing activities			
Capital lease obligations incurred	$ 938,835	$ 1,110,057	$ 1,647,918
Financed equipment purchases	$ 14,425,099	$ 4,120,254	$ -
Financed insurance premiums	$ 1,999,935	$ 2,111,898	$ 1,625,149
Restricted stock awards to employees net of cancellations	$ 67,258	$ 159,243	$ 1,071,150

The accompanying notes are an integral part of these financial statements

NOTE A - NATURE OF OPERATIONS

TGC Industries, Inc. (TGC or the Company) is engaged in the domestic geophysical services business and primarily conducts seismic surveys and sells gravity data to companies engaged in exploration in the oil and gas industry.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash Equivalents

The Company considers all highly liquid investments with original maturity dates of three months or less to be cash equivalents. The Company maintains its accounts at financial institutions located in Texas. The bank accounts are insured by the Federal Deposit Insurance Corporation up to $250,000.

Trade Receivables

Trade accounts receivable are recorded in accordance with terms and amounts as specified in the related contracts on an ongoing basis. The Company evaluates the collectibility of accounts receivable on a specific account basis using a combination of factors, including the age of the outstanding balances, evaluation of the customer's financial condition, and discussions with relevant Company personnel and with the customers directly. An allowance for doubtful accounts or direct write-off is recorded when it is determined that the receivable may not be collected, depending on the facts known and the probability of collection of the outstanding amount.

Property and Equipment

Property and equipment are stated at cost. Depreciation and amortization are provided using the straight-line method over the estimated useful lives of the individual assets ranging from 1 to 7 years. The depreciation expense on assets acquired under capital leases is included with depreciation expense on owned assets. Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

Long-Lived Assets

Long-lived assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. For the purposes of evaluating the recoverability of long-lived assets, the recoverability test is performed using undiscounted cash flows estimated to be generated by those assets. No impairment charge was necessary at December 31, 2008, 2007, and 2006.

Income Taxes

The Company utilizes the liability method of accounting for income taxes. Under the liability method, deferred income tax assets and liabilities are provided based on the difference between the financial statement and tax bases of assets and liabilities measured by the currently enacted tax rates in effect for the years in which these differences are expected to reverse. Deferred tax expense or benefit is the result of changes in deferred tax assets and liabilities. An allowance against deferred tax assets is recorded in whole or in part when it is more likely than not that such tax benefits will not be realized.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Income Taxes - continued

Effective January 1, 2007, the Company adopted the provisions of FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes – as interpretation of FASB Statement 109* ("FIN 48"), which clarifies the accounting for income tax positions. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Under FIN 48, the Company recognizes in its financial statements the impact of a tax position if that position is "more likely than not" to be sustained on audit, based on the technical merits of the position. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosure. Interest and penalties related to unrecognized tax benefits are recorded as income tax expense. See Note I for further information.

Revenue Recognition

Seismic Surveys

The Company provides seismic data acquisition survey services to its customers under general service agreements which define certain obligations for the Company and for its customers. A supplemental agreement setting forth the terms of a specific project, which may be cancelled by either party upon 30 days advance written notice, is entered into for every project. These supplemental agreements are either "turnkey" agreements providing for a fixed fee to be paid for each unit of seismic data acquired or "term" agreements providing for a fixed hourly, daily, or monthly fee during the term of the project. The duration of these projects will vary from a few days to several months. The Company recognizes revenue when services are performed under both types of agreements. Services are defined as the commencement of data acquisition. Under turnkey agreements, the total number of units of seismic data to be gathered is set forth in the agreement and revenue is recognized as services are performed on a per unit of seismic data acquired rate. Under term agreements, revenue is recognized as services are performed based on the time worked rate provided in the term agreement. Under both turnkey and term agreements, cost of earned revenue is recognized by multiplying total estimated agreement cost by the percentage-of-completion of the agreement. The excess of that amount over the cost of earned revenue reported in prior periods is recognized as cost of earned revenue for the period. Agreements are not segmented nor combined for purposes of calculating percentage of completion. The asset, "Costs and estimated earnings in excess of billings on uncompleted contracts" represents cost incurred on turnkey agreements in excess of billings on those agreements. The liability, "Billings in excess of costs and estimated earnings on uncompleted contracts" represents billings on turnkey agreements in excess of cost on those agreements. Claims have been negligible in the years ended December 31, 2008, 2007, and 2006.

Gravity Data

The Company owns a data bank which contains gravity data, and to a lesser extent magnetic data, from many of the major oil and natural gas producing areas located within the U.S. When an order for gravity data is received, the portion of gravity data requested by the customer is prepared in digital format for licensing and shipment to the customer. This process is performed by an employee in the Company's headquarters office and normally takes no longer than a few days. The licensing of gravity data is not a material part of the Company's revenue. Gravity data revenue during the years ended December 31, 2008, 2007, and 2006 was approximately $46,100, $187,300, and $500, respectively.

Reclassifications

Certain reclassifications have been made to the 2007 financial statements to conform to the 2008 presentation.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Stock-Based Compensation

Prior to March 2006, the Company had one stock-based compensation plan. The Company now has two stock-based compensation plans, which are described more fully in Note H. Prior to January 1, 2006, the Company accounted for stock options under the recognition and measurement principles of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Accordingly, no stock-based employee compensation cost was reflected in net income prior to January 1, 2006, as all options granted under the older plan had an exercise price equal to the market value of the underlying common stock on the date of grant. Effective January 1, 2006 the Company implemented Statement of Accounting Standards (SFAS) No. 123R "Share Based Payment (SFAS 123R)" for stock-based compensation awards granted after that date and for unvested awards outstanding at that date using the modified prospective application method. The Company recognizes the fair value of the stock-based compensation awards as wages in the Statements of Income on a straight-line basis over the vesting period. As a result, during the years ended December 31, 2008 and 2007, the Company recognized compensation expense for unvested stock options of $43,959 and $49,854, respectively, and restricted stock of $411,113 and $380,261, respectively.

For the year ended December 31, 2008, the fair value of each option grant is estimated on the date of the grant using the Binomial Lattice option pricing model with the following assumptions used for the outstanding grants: risk-free interest rate of 2.90%; expected dividend yields of 0.0%; expected lives of 5.0 years; and expected volatility of 61.0%. In years ended December 31, 2007 and prior, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for outstanding grants: risk-free interest rate of 4.20%; expected dividend yields of 0.0%; expected lives of 5.0 years; and expected volatility of 92.72% to 96.54%.

Financial Instruments

The Company's financial instruments recorded on the balance sheet include cash and cash equivalents, accounts receivable, accounts payable and debt. The carrying amounts of cash and cash equivalents, accounts receivable and accounts payable approximate fair value because of the short-term nature of these items. Fair value of long-term debt is based on rates available to the Company for debt with similar terms and maturities.

Earnings Per Share

Basic earnings per common share is based upon the weighted average number of shares of common stock outstanding. Diluted earnings per share is based upon the weighted average number of common shares outstanding and, when dilutive, common shares issuable for stock options, warrants and convertible securities.

All share and per share amounts for the years ended December 31, 2008, 2007, and 2006 have been adjusted to reflect 5% stock dividends paid April 28, 2008, April 27, 2007 and April 25, 2006 to shareholders of record as of April 14, 2008, April 13, 2007 and April 11, 2006, respectively.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Change in Accounting Estimates

Management evaluates its estimates on a routine basis. Effective July 1, 2007, the Company revised the estimated useful lives of certain seismic equipment and related components. The Company purchased this new equipment, not previously used, from November 2004 through June 2007. Based on the information gained from operations, management believes that this equipment will benefit periods ranging from 5 to 7 years, beginning at the point the assets were originally placed in service. The original estimated useful lives ranged from 3 to 5 years.

The net book value of this equipment at June 30, 2007, was not modified and is amortized over the revised estimated useful lives of the equipment. The Company does not believe that this equipment will become obsolete at the end of the original estimate and has revised the estimated life of these assets. The effect to depreciation expense, net income and earnings per share for the years ended December 31, 2008 and 2007 are as follows:

	Year Ended December 31, 2008		Year Ended December 31, 2007	
	As Reported	Pro Forma	As Reported	Pro Forma
Depreciation Expense	$ 13,911,124	$ 16,901,410	$ 12,743,065	$ 14,238,208
Net Income	$ 6,898,442	$ 5,108,576	$ 7,607,433	$ 6,714,474
Earnings per common share:				
Basic	$ 0.40	$ 0.29	$ 0.44	$ 0.39
Diluted	$ 0.40	$ 0.29	$ 0.44	$ 0.38

Recent Accounting Standards

In September of 2006, the FASB issued SFAS No. 157, Fair Value Measurements ("SFAS 157"), which defines fair value, establishes guidelines for measuring fair value, and expands disclosures regarding fair value measurements. This statement applies when other accounting pronouncements require or permit assets or liabilities to be measured at fair value, but does not expand the use of fair value to new accounting transactions. SFAS 157 is effective for fiscal years beginning after November 15, 2007, and for non-financial assets and liabilities, generally, in fiscal years beginning after November 15, 2008. As of December 31, 2008, the Company has no financial assets and liabilities that are required to be measured at fair value. SFAS 157 excluded stock-based compensation from its scope. The Company primarily uses fair value to measure goodwill (non-financial asset), and its associated reporting unit, in connection with our annual impairment analysis. SFAS 157, as it is currently written, will apply measurement and disclosure requirements in connection with our goodwill impairment analysis effective in the fiscal year beginning after November 15, 2008. We expect that SFAS 157 will not have a significant effect on our goodwill impairment test, but it will require enhanced disclosures.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Recent Accounting Standards - continued

In September of 2006, SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of SFAS No. 87, 88, 106, and 132(R)," was issued, SFAS No. 158 requires the funded status of pension and postretirement plans to be recorded as assets or liabilities and unrecognized gains or losses to be recorded as accumulated other comprehensive loss in the balance sheet. The Company has no defined benefit pension or other postretirement plans. As a result, SFAS No. 158 did not have an effect on the Company's results.

In February of 2007, the FASB issued SFAS No. 159 ("SFAS 159), "The Fair Value Option for Financial Assets and Financial Liabilities." SFAS 159 provides companies with an option to report selected financial assets and liabilities at fair value. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The adoption of SFAS 159 has not had a significant effect on our financial statements.

In December of 2007, the FASB issued Statement of Financial Accounting Standards No. 141R, "Business Combinations," (SFAS 141R) effective for fiscal years beginning after December 15, 2008. Under SFAS 141R an acquiring entity in a business combination is required to recognize all assets acquired and liabilities assumed in the transaction. The revised standard also establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed. The rule requires an acquirer to disclose all of the information users may need to evaluate and understand the nature and financial effect of the business combination. The Company is currently evaluating SFAS 141R and does not expect these new rules to have a material impact on the Company's overall results of operations, financial position or cash flows.

In December of 2007, the FASB issued Statement of Financial Accounting Standards No. 160, "Non-controlling Interest in Consolidated Financial Statements – an amendment of ARB No. 51," (SFAS 160) effective for fiscal years beginning after December 15, 2008. SFAS 160 requires all entities to report non-controlling (minority) interest in subsidiaries as equity in the consolidated financial statements. Its intention is to eliminate the diversity in practice regarding the accounting for transactions between an entity and non-controlling interest. The Company is currently evaluating SFAS 160 and does not expect these new rules to have a material impact on the Company's overall results of operations, financial position or cash flows.

In May 2008, the FASB issued SFAS No. 162 ("SFAS 162"), "The Hierarchy of Generally Accepted Accounting Principles." Under SFAS 162, the GAAP hierarchy will now reside in the accounting literature established by the FASB. SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements in conformity with GAAP, SFAS 162 is effective 60 days following the SEC's approval of the Public Accounting Oversight Board Auditing amendments to AU Section 411, "The Meaning of Presented Fairly in Conformity with Generally Accepted Accounting Principles." We do not expect the adoption of SFAS 162 to have a material impact on our financial statements.

NOTE C - COSTS AND ESTIMATED EARNINGS ON UNCOMPLETED CONTRACTS

The components of uncompleted contracts are as follows at December 31,:

	2008	2007
Costs incurred on uncompleted contracts and estimated earnings	$ 8,984,323	$ 2,617,318
Less billings to date	(12,459,781)	(5,422,395)
	$ (3,475,458)	$ (2,805,077)

The components of uncompleted contracts are reflected in the balance sheets at December 31, 2008 and 2007 as follows:

	2008	2007
Costs and estimated earnings in excess of billings on uncompleted contracts	$ 2,300,986	$ 535,143
Billings in excess of costs and estimated earnings on uncompleted contracts	(5,776,444)	(3,340,220)
	$ (3,475,458)	$ (2,805,077)

NOTE D - ACCRUED LIABILITIES

Accrued liabilities consist of the following at December 31,:

	2008	2007
Compensation and payroll taxes	$ 476,718	$ 1,095,614
Accrued sales and use tax	3,035	357,673
Insurance	156,717	94,996
Accrued interest	73,105	36,985
Other	154,181	138,810
	$ 863,756	$ 1,724,078

NOTE E - DEBT

Line of Credit

In September 2007, and again in September 2008, the Company renewed its revolving line of credit allowing the Company to borrow, repay and re-borrow, from time to time up to $5,000,000. Interest on the outstanding amount under the line of credit loan agreement is payable monthly at the prime rate of interest. The credit loan agreement provides for non-financial and financial covenants, including a debt to worth ratio not in excess of 1.25 to 1.0, a minimum debt service coverage ratio in excess of 2.0 to 1.0. At December 31, 2008 and 2007, the Company had no borrowings outstanding under the line of credit loan agreement.

NOTE E – DEBT – CONTINUED

Notes Payable

Notes payable consists of the following at December 31:

	2008	2007
Note Payable to a finance company, Interest at 6.38%, due in fixed principal monthly installments of $85,839 plus interest; collateralized by equipment	$ 3,090,191	$ 4,120,254
Note Payable to a finance company, Interest at 5.75%, due in fixed principal monthly installments of $61,997 plus interest; collateralized by equipment	2,417,873	-
Note Payable to a finance company, Interest at 6.00%, due in fixed principal monthly installments of $56,050 plus interest; collateralized by equipment	2,522,252	-
Note Payable to a finance company, Interest at 5.33%, due in fixed principal monthly installments of $23,740 plus interest; collateralized by equipment	1,068,312	-
Note Payable to a commercial bank, Interest at 6.00%, due in fixed principal monthly installments of $88,889 plus interest; collateralized by equipment	2,755,555	-
Note Payable to a commercial bank, Interest at 6.00%, due in fixed principal monthly installments of $55,658 plus interest; collateralized by equipment	1,781,068	-
Note Payable to a commercial bank, Interest at 6.35%, due in monthly installments of $50,170 including interest; collateralized by equipment	2,161,061	-
Note payable to a finance company interest at 7.85% to 8.35%, due in monthly installments of $29,905 to $227,181 including interest	227,181	224,932
Note Payable to a finance company, Interest at 7.25%, due in fixed principal monthly installments of $93,507 plus interest; collateralized by equipment	-	561,042
Note Payable to a finance company, Interest at 7.25%, due in fixed principal monthly installments of $7,951 plus interest; collateralized by equipment	-	71,559
Note Payable to a finance company, Interest at 7.25%, due in fixed principal monthly installments of $7,951 plus interest; collateralized by equipment	-	71,559
Note Payable to a finance company, Interest at 7.25%, due in fixed principal monthly installments of $7,972 plus interest; collateralized by equipment	-	78,969
Note Payable to a finance company, Interest at 7.78%, due in fixed principal monthly installments of $105,315 plus interest; collateralized by equipment	-	1,263,779
	16,023,493	6,392,094
Less Current Maturities	(5,171,872)	(3,301,903)
	$ 10,851,621	$ 3,090,191

NOTE E – DEBT – CONTINUED

Notes Payable - Continued

Aggregate annual maturities of notes payable at December 31, 2008 are as follows:

Year Ending December 31,	
2009	$ 5,171,872
2010	4,975,984
2011	4,342,253
2012	1,482,871
2013	50,513
	$16,023,493

NOTE F – LEASES

Capital Leases

The Company leases vehicles and certain specialized seismic equipment under leases classified as capital leases. The following is a schedule showing the future minimum lease payments under capital leases by years and the present value of the minimum lease payments as of December 31, 2008.

Year Ending December 31,	
2009	$ 954,057
2010	450,710
2011	192,605
Total minimum lease payments required	1,597,372
Less: Amount representing interest	(140,485)
Present value of minimum lease payments	1,456,887
Less current maturities	(856,673)
	$ 600,214

The net book value of the capital assets leased was approximately $2,265,000 and $2,793,000 as of December 31, 2008 and 2007, respectively. Total accumulated depreciation on these assets was approximately $5,286,000 and $3,979,000 as of December 31, 2008 and 2007, respectively. Interest rates on these leases range from 8.41% to 12.82%.

Operating Leases

The Company leases five office and one warehouse facility under operating leases that expire at various dates between September 2009 and October 2013 with one lease on a month to month basis. One of the office facilities, used by the Company as its corporate headquarters is located in Plano, Texas. The warehouse facility, used as an equipment repair facility, is located in Denison, Texas. Three office facilities are used as sales offices and are located in Houston, Texas, Oklahoma City, Oklahoma and Denver, Colorado. The remaining office facility is used as a permitting office and is located in Pratt, Kansas. Rent expense for these facilities for the years ended December 31, 2008, 2007, and 2006 were approximately $350,000, $279,000, and $149,000, respectively.

NOTE F – LEASES - CONTINUED

Operating Leases - continued

The following is a schedule by years of future minimum rental payments required under the operating leases as of December 31, 2008:

Year Ending December 31:	
2009	$ 385,695
2010	340,996
2011	344,678
2012	200,445
2013 and thereafter	156,067
Total minimum payments required	$ 1,427,881

NOTE G – FAIR VALUE OF DEBT OBLIGATIONS

The fair value of debt obligations is estimated using discounted cash flows based on the Company's incremental borrowing rate for similar types of borrowings. A comparison of the carrying value and fair value of these instruments is as follows:

	December 31,	
	2008	2007
Carrying value	$ 16,023,493	$ 6,392,094
Fair value	$ 16,011,215	$ 5,865,475

NOTE H – SHAREHOLDERS' EQUITY

Earnings Per Share

The following is a reconciliation of net income and weighted average common shares outstanding for purposes of calculating basic and diluted net income per share:

	December 31,		
	2008	2007	2006
Numerator:			
Net income	$ 6,898,442	$ 7,607,433	$ 8,111,425
Denominator:			
Basic - weighted average common shares outstanding	17,390,581	17,368,303	17,270,259
Effect of Dilutive Securities:			
Warrants	-	22,633	27,104
Stock options	73,404	61,846	97,838
	17,463,985	17,452,782	17,395,201
Basic net income per share	$ 0.40	$ 0.44	$ 0.47
Diluted net income per share	$ 0.40	$ 0.44	$ 0.47

NOTE H – SHAREHOLDERS' EQUITY – CONTINUED

Earnings Per Share – continued

Outstanding options that were not included in the diluted calculation because their effect would be anti-dilutive total 49,840 for the years ended December 31, 2008 and 2007.

All share and per share amounts have been adjusted to reflect 5% stock dividends paid April 28, 2008, April 27, 2007 and April 25, 2006 to shareholders of record as of April 14, 2008, April 13, 2007 and April 11, 2006.

Stock-Based Compensation Plans

The Company currently has in effect a 1999 stock option plan (the "1999 Plan"). Options for up to 300,000 shares of the Company's common stock may be granted. Options under the 1999 Plan must be granted at prices not less than the lesser of the par value per share of the stock or the fair market value per share of the Company's stock on the date of the grant. The term cannot exceed five years from the date of the grant and are exercisable as follows: (i) one-third of the shares after the 12 month period following the date of the grant, (ii) two-thirds of the shares after the 24 month period following the date of the grant, and (iii) all of the shares of stock after the 36 month period following the date of the grant. During 2008, no options were granted or cancelled, and options covering 4,631 shares were exercised under the 1999 Plan. At December 31, 2008, options covering 90,134 shares were outstanding under the 1999 Plan, all of which are exercisable.

The Company currently has in effect a 2006 stock award plan (the "2006 Plan"). The 2006 Plan provides for the granting of stock options, common stock, and restricted stock. The Company can issue up to 1,000,000 shares of the Company's common stock pursuant to awards under the 2006 Plan. The 2006 Plan will be administered by a committee of the Board of Directors ("the Committee"). Currently the Committee is comprised of three directors. Any stock options granted under the 2006 Plan will be exercisable as set forth in the option agreements pursuant to which they are issued, but in no event will stock options be exercisable after the expiration of ten (10) years from the date of grant. During 2008, 445,295 options were granted and no options were cancelled or exercised under the 2006 Plan. Restricted stock consists of shares that are transferred by the Company to a participant, but are subject to substantial risk of forfeiture and to restrictions on their sale or other transfer by the participant. In April 2006, the Committee granted 106,391 shares of restricted stock. In August 2007, the Committee granted 18,900 shares of restricted stock. In June 2008, the Committee granted 10,000 shares of restricted stock. The shares of restricted stock were issued in the names of the grantees and have restrictive legends prohibiting their sales prior to vesting. One-third (1/3) of the granted restricted shares vest each year on the annual anniversary of the grant. Upon vesting, a new certificate will be issued for the vested portion without the restrictive legend. During the years ended December 31, 2008 and 2007, the Company recognized compensation expense associated with the restricted stock of $411,113 and $380,261, respectively. As a result of employees who left the Company during the years ended December 31, 2008 and 2007, the Company reversed approximately $19,400 and $29,800, respectively, of deferred stock-based compensation and approximately $19,300 and $29,700, respectively, of additional paid-in capital, which represented the unamortized balance of deferred stock-based compensation relating to the employees who left the Company. The number of shares of restricted stock, issued in April 2006, has been adjusted to reflect the 5% stock dividends paid in April 2008 and 2007. The number of shares of restricted stock issued in August 2007, has been adjusted to reflect the 5% stock dividend paid in April 2008.

During the years ended December 31, 2008 and 2007, the Company recognized compensation expense associated with unvested options under the 1999 and 2006 Plans of $43,959 and $49,854, respectively.

NOTE H – SHAREHOLDERS' EQUITY – CONTINUED

Stock-Based Compensation Plans - continued

The following table summarizes activity under the Plans:

	Shares under Option		Weighted Average exercise price
Balance at December 31, 2005	159,972	$	2.66
Granted	-	$	-
Exercised	(26,192)	$	.79
Canceled	-	$	-
Balance at December 31, 2006	133,780	$	3.03
Granted	49,840		9.24
Exercised	(39,015)	$	.75
Canceled	-		-
Balance at December 31, 2007	144,605	$	5.78
Granted	445,295	$	3.38
Exercised	(4,631)	$	.69
Canceled	-		-
Balance at December 31, 2008	585,269	$	3.99

The following information applies to options outstanding and exercisable at December 31, 2008:

	Range of Exercise prices	Number outstanding	Weighted average remaining contractual life (in years)	Weighted average exercise price
Outstanding options	$.69 – $9.24	585,269	4.17	$ 3.99
Exercisable options	$.69 – $9.24	195,124	2.89	$ 5.23

Stock Warrants

During 2004, the Company issued 28,665 warrants to a public relations firm as part of its fee for services provided the Company. The warrants have a strike price of $.91 per share and expired December 15, 2007. During January 2005, the public relations firm sold the 28,655 warrants to a group of investors that included certain Directors of the Company. These warrants were redeemed by the Company in November 2007. The number of warrants issued in 2004, have been adjusted to reflect the 5% stock dividends paid in April 2006 and 2007, respectively.

Preferred Stock

During 1996, the Company issued 1,150,350 shares of Series C 8% convertible exchangeable preferred stock ("Series C Preferred Stock") at $5.00 per share in a private placement offering with gross proceeds of approximately $5,800,000. The Series C Preferred Stock is, at the option of the Company, exchangeable into 8% subordinated convertible debentures. Prior to November 30, 2001, the Series C Preferred Stock and debentures were convertible into shares of the Company's common stock at the conversion price of (i) $2.00 per share if exercised by December 31, 2001, (ii) $3.75 per share if exercised from January 1, 2002 through December 31, 2002, and (iii) $6.00 per share thereafter. At a November 30, 2001 meeting, the Company's Board of Directors approved amendments to the conversion terms of the Series C Preferred Stock. The amendments were as follows: the conversion price was reduced from $2.00 per share to $1.61 per share and the date of the conversion price increase to $3.75 per share was delayed from December 31, 2001, until January 31, 2002. The subsequent date of the increase in the conversion price to $6.00 per share remained December 31, 2002.

NOTE H – SHAREHOLDERS' EQUITY – CONTINUED

Preferred Stock - Continued

In January 2002, the Series C Preferred shareholders converted 977,550 shares of Series C Preferred Stock into 3,035,839 shares of common stock. As a result, 58,100 shares of Series C Preferred Stock remained outstanding at December 31, 2003. At a September 24, 2004 meeting, the Company's Board of Directors approved amendments to the conversion terms of the Series C Preferred Stock. The amendments were as follows: the conversion price was reduced from $6.00 per share to $2.00 per share for a period beginning on September 24, 2004 and ending on January 31, 2005. As a result, the Series C Preferred shareholders converted 39,750 shares of Series C Preferred stock into 99,375 shares of common stock. At December 31, 2004, 18,350 of Series C Preferred stock remained outstanding. In January 2005, the Series C Preferred shareholders converted an additional 13,100 shares of Series C Preferred stock into 32,750 shares of common stock. In June 2005, the Company redeemed the 5,250 shares of Series C Preferred stock.

In 2000, the Company issued 2,252,445 shares of 8.5% Senior Convertible Preferred Stock ("Senior Preferred Stock") to a debt holder in consideration for an outstanding debenture plus accrued interest, and in accordance with the terms of the agreement, issued 103,490 additional shares of Senior Preferred Stock to the Senior Preferred shareholder as payment for 2000 dividends. At the election of the Senior Preferred shareholder, the Company issued 100,127, 104,383, 108,819, 113,444, 118,265 and 123,291 additional shares of Senior Preferred Stock to the Senior Preferred shareholder as payment for the June 1, 2001, December 1, 2001, June 1, 2002, December 1, 2002, June 1, 2003 and December 1, 2003 dividends, respectively, resulting in 3,024,264 shares outstanding at December 31, 2003. In February 2004, the Senior preferred shareholder completed a transaction, selling all its 3,024,264 shares of Senior Preferred Stock to a small number of investors that included several members of the Company's Board of Directors who purchased 1,772,200 of such shares. During 2004, certain members of the investor group converted 206,700 shares of Senior Preferred Stock into a like number of shares of the Company's Common Stock. During 2005, the Senior Preferred shareholders converted all 2,817,564 shares of Senior Preferred Stock into a like number of shares of common stock.

Dividends

Holders of the Company's Series C Preferred Stock received, when, as and if declared by the Board of Directors of the Company, dividends at a rate of 8% per annum. The dividends were payable semi-annually during January and July of each year. As of December 31, 2004, following the conversion of 1,017,300 shares of the Series C Preferred Stock as noted above, cumulative dividends of $44,040 were in arrears. In April 2005, the Company paid the cumulative dividends in arrears on the 5,250 shares of Series C Preferred stock outstanding at that date in the amount of $12,600. In connection with the redemption of the Series C Preferred stock the shareholders received the regular $.20 per share dividend in the amount of $1,050.

Holders of the Company's Senior Preferred Stock received, when, as and if declared by the Board of Directors of the Company, dividends at a rate of 8.5% per annum. The dividends were payable semi-annually during June and December of each year. Dividends payable in 2003 were paid in additional shares of Senior Preferred Stock, at the election of the Senior Preferred Shareholder. Cash dividends of $219,621 were paid to the Senior Preferred Shareholders during 2005. During 2005, the Senior Preferred shareholders converted all 2,817,564 shares of Senior Preferred Stock into a like number of shares of common stock.

NOTE I - INCOME TAXES

The income tax provision charged to continuing operations for the years ended December 31, 2008, 2007, and 2006, was as follows:

	2008	2007	2006
Current:			
U.S. federal	$ 243,569	$ 3,565,519	$ 3,844,068
State and local	366,000	542,677	583,524
	609,569	4,108,196	4,427,592
Deferred:			
U.S. federal expense (benefit)	4,017,000	1,021,969	1,079,794
	$ 4,626,569	$ 5,130,165	$ 5,507,386

The income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rate to pretax income from continuing operations for the years ended December 31, 2008, 2007, and 2006, due to the following:

	2008	2007	2006
Computed "expected" tax expense	$ 3,918,504	$ 4,325,859	$ 4,766,584
Increase in income taxes resulting from:			
Nondeductible expenses and other	470,165	451,566	361,511
State and local taxes, net of federal benefit	237,900	352,740	379,291
	$ 4,626,569	$ 5,130,165	$ 5,507,386

Net deferred tax liabilities consist of the following components as of December 31, 2008 and 2007:

	2008	2007
Deferred tax assets		
Loss carry forwards (expire in 2028)	$ 83,252	$ —
Deferred stock compensation	173,511	104,775
	256,763	104,775
Deferred tax liability		
Property and equipment	(6,229,763)	(2,059,822)
	$ (5,973,000)	$ (1,955,047)

The components giving rise to the net deferred tax items described above have been included in the accompanying balance sheets as of December 31, 2008 and 2007, as follows:

	2008	2007
Current assets	$ —	$ —
Noncurrent (liabilities)	(5,973,000)	(1,955,047)
	$ (5,973,000)	$ (1,955,047)

The Company adopted FIN 48 on January 1, 2007. The implementation of FIN 48 did not have a material impact on the Company's consolidated financial statements, results of operations or cash flows. At December 31, 2008 and 2007, the Company had no unrecognized tax benefits within its provision for income taxes.

NOTE J - 401(k) PLAN

The Company has a 401(k) salary deferral plan which covers all employees who have reached the age of 20.5 years and have been employed by the Company for at least one year. The covered employees may elect to have an amount deducted from their wages for investment in the retirement plan. The Company makes contributions to the plan equal to 50% of each participant's salary reduction contributions to the plan up to 6% of the participant's compensation. The Company's matching contribution to the plan was approximately $78,000, $64,000, and $54,000 for the years ended December 31, 2008, 2007, and 2006, respectively.

NOTE K - CONCENTRATION OF CREDIT RISK

The Company sells its geophysical services primarily to large independent oil and gas companies operating in the United States. The Company performs ongoing credit evaluations of its customer's financial condition and, generally, requires no collateral from its customers.

During 2008 our two largest customers accounted for approximately 26.7% of revenues. During 2007 our two largest customers accounted for approximately 22.0% of revenues. During 2006 no customer accounted for more than 10% of revenues. As of December 31, 2008, three customers accounted for 26%, 13% and 9% of outstanding accounts receivable, respectively. As of December 31, 2007, three customers accounted for 31%, 27% and 16% of outstanding accounts receivable, respectively.

NOTE L - CONTINGENCIES

In conducting its activities, the Company from time to time is the subject of various claims arising from the ordinary course of business. In the opinion of management, the ultimate resolution of such claims is not expected to have a material adverse effect upon the financial position of the Company.

NOTE M – QUARTERLY FINANCIAL DATA – (UNAUDITED)

The following is a summary of the unaudited quarterly financial information for the two years ended December 31, 2008 and 2007 (in thousands, except per share amounts):

	Three Months Ended			
2008	March 31	June 30	September 30	December 31
Revenues	$22,471	$18,620	$21,554	$24,125
Income from operations	3,384	1,679	3,603	3,788
Net Income	1,983	868	1,863	2,185
Net income per share basic	.11	.05	.11	.13
Net income per share diluted	.11	.05	.11	.13

	Three Months Ended			
2007	March 31	June 30	September 30	December 31
Revenues	$18,608	$21,718	$24,208	$25,862
Income from operations	3,662	2,457	3,266	3,958
Net Income	2,079	1,336	1,826	2,366
Net income per share basic	.12	.08	.11	.14
Net income per share diluted	.12	.08	.10	.14

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

Not Applicable.

ITEM 9A. CONTROLS AND PROCEDURES.

Disclosure Controls and Procedures

The Company maintains controls and procedures to ensure that it is able to collect the information it is required to disclose in the reports it files with the Securities and Exchange Commission, and to process, summarize, and disclose this information within the time periods specified in the rules of the SEC. Based on an evaluation of the Company's disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this report conducted by the Company's management, with the participation of the Chief Executive and Chief Financial Officers, the Chief Executive and Chief Financial Officers believe that these controls and procedures are effective to ensure that the Company is able to record, process, summarize, and report information required to be included in reports filed or submitted under the Exchange Act within the required time period. There were no changes in the Company's internal controls over financial reporting during the quarter ended December 31, 2008, that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2008. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework. Based on our assessment, we believe that, as of December 31, 2008, the Company's internal control over financial reporting is effective based on those criteria.

Management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2008, has been audited by Lane Gorman Trubitt, L.L.P., the independent registered public accounting firm which also audited the Company's financial statements. Lane Gorman Trubitt, L.L.P.'s attestation report on management's assessment of the Company's internal control over financial reporting appears in their Report of Independent Registered Public Accounting Firm.

ITEM 9B. OTHER INFORMATION.

Not Applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE.

The information required by Item 10 of Form 10-K is hereby incorporated by reference from the Company's definitive proxy statement, which will be filed pursuant to Regulation 14A within 120 days after the Company's year end for the year covered by this report.

ITEM 11. EXECUTIVE COMPENSATION.

The information required by Item 11 of Form 10-K is hereby incorporated by reference from the Company's definitive proxy statement, which will be filed pursuant to Regulation 14A within 120 days after the Company's year end for the year covered by this report.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

The information required by Item 12 of Form 10-K is hereby incorporated by reference from the Company's definitive proxy statement, which will be filed pursuant to Regulation 14A within 120 days after the Company's year end for the year covered by this report.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE.

The information required by Item 13 of Form 10-K is hereby incorporated by reference from the Company's definitive proxy statement, which will be filed pursuant to Regulation 14A within 120 days after the Company's year end for the year covered by this report.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES.

The information required by Item 14 of Form 10-K is hereby incorporated by reference from the Company's definitive proxy statement, which will be filed pursuant to Regulation 14A within 120 days after the Company's year end for the year covered by this report.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) The following documents are filed as a part of this report:

(1) Financial Statements included in Item 8 above are filed as part of this annual report.

(2) Financial Statement Schedules included in Item 8 herein:

All schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions or are inapplicable and therefore, have been omitted.

(3) Exhibits: The information required by this Item 15(a)(3) is set forth in the Index to Exhibits accompanying this Annual Report on Form 10-K.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TGC INDUSTRIES, INC.

Date: March 16, 2009

By: /s/ Wayne A. Whitener
Wayne A. Whitener
President and Chief Executive Officer
(Principal Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Date: March 16, 2009

By: /s/ Wayne A. Whitener
Wayne A. Whitener
President, Chief Executive Officer, and Director
(Principal Executive Officer)

Date: March 16, 2009

By: /s/ James K. Brata
James K. Brata
Vice President, Secretary, Treasurer, and Chief Financial Officer
(Principal Financial and Accounting Officer)

Date: March 16, 2009

By: /s/ William J. Barrett
William J. Barrett
Director

Date: March 16, 2009

By: /s/ Herbert M. Gardner
Herbert M. Gardner
Director

Date: March 16, 2009

By: /s/ Allen T. McInnes
Allen T. McInnes
Director

Date: March 16, 2009

By: /s/ Edward L. Flynn
Edward L. Flynn
Director

Date: March 16, 2009

By: /s/ Stephanie P. Hurtt
Stephanie P. Hurtt
Director

INDEX TO EXHIBITS

EXHIBIT NO.	DESCRIPTION
3.1	Restated Articles of Incorporation (with amendment) as filed with the Secretary of State of Texas on June 20, 2003, filed as Exhibit 3.4 to the Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2003, and incorporated herein by reference.
3.2	Bylaws, as amended and restated May 27, 2008, filed as Exhibit 3.1 to the Company's Current Report on Form 8-K filed on May 28, 2008, and incorporated herein by reference.
4.1	Form of Specimen Stock Certificate filed as Exhibit 4.1 to the Company's Registration Statement on Form SB-2/A on September 20, 2005 (Registration No. 333-128018), and incorporated herein by reference.
4.2	Statement of Resolution Establishing Series of Preferred Stock of TGC Industries, Inc. filed as Exhibit 2 to the Company's Current Report on Form 8-K filed on August 11, 1993, and incorporated herein by reference.
4.3	Statement of Resolution Establishing Series C 8% Convertible Exchangeable Preferred Stock of TGC Industries, Inc. filed as Exhibit B to the Company's Current Report on Form 8-K dated July 15, 1996, filed with the Securities and Exchange Commission and incorporated herein by reference.
4.4	Statement of Resolution Regarding Series C 8% Convertible Exchangeable Preferred Stock of TGC Industries, Inc. filed as Exhibit 4.3 to the Company's Annual Report on Form 10-KSB/A for the fiscal year ended December 30, 1998, and incorporated herein by reference.
4.5	Statement of Resolution Regarding Series C 8% Convertible Exchangeable Preferred Stock of TGC Industries, Inc. filed as Exhibit 4.4 to the Company's Annual Report on Form 10-KSB for fiscal year ended December 31, 2000, and incorporated herein by reference.
4.6	Statement of Resolution regarding Series C 8% Convertible Exchangeable Preferred Stock of TGC Industries, Inc. filed as Exhibit 4.5 to the Company's Annual Report on Form 10-KSB for fiscal year ended December 31, 2001, and incorporated herein by reference.
4.7	Statement of Resolution regarding Series C 8% Convertible Exchangeable Preferred Stock of TGC Industries, Inc. filed as Exhibit 4.6 to the Company's Annual Report on Form 10-KSB for fiscal year ended December 31, 2002, and incorporated herein by reference.
4.8	Statement of Resolution regarding Series C 8% Convertible Exchangeable Preferred Stock of TGC Industries, Inc. filed as Exhibit 4.7 to the Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2004, and incorporated herein by reference.
4.9	Form of Debenture Agreement and Debenture for 8% Subordinated Convertible Debentures, Series A, filed as Exhibit 4.2 to the Company's Registration Statement on Form SB-2 (Registration No. 333-12269), as amended, filed with the Securities and Exchange Commission on September 19, 1996, and incorporated herein by reference.
4.10	Form of Warrant Agreement dated July 28, 1995, as amended, and Warrant, filed as Exhibit 4.3 to the Company's Registration Statement on Form SB-2 (Registration No. 333-12269), as amended, filed with the Securities and Exchange Commission and incorporated herein by reference.

4.11 Debenture Agreement dated December 10, 1999, with respect to the Company's $2,500,000 8 1/2% Convertible Subordinated Debenture, Series B payable to Wedge Energy Services, L.L.C., filed as Exhibit 4.6 to the Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 1999, and incorporated herein by reference.

4.12 Statement of Resolution Establishing 8-1/2% Senior Convertible Preferred Stock of TGC Industries, Inc. filed as Exhibit 4.8 to the Company's Annual Report on Form 10-KSB for fiscal year ended December 31, 2000, and incorporated herein by reference.

4.13 Statement of Resolution regarding 8-1/2% Senior Convertible Preferred Stock of TGC Industries, Inc. filed as Exhibit 4.11 to the Company's Annual Report on Form 10-KSB for fiscal year ended December 31, 2002, and incorporated herein by reference.

4.14 Form of Warrant Agreement and Warrant Certificate dated September 10, 2002, filed as Exhibit 4.14 to the Company's Registration Statement on Form SB-2/A on September 20, 2005 (Registration No. 333-128018), and incorporated herein by reference.

4.15 Form of Warrant Agreement and Warrant Certificate dated June 12, 2003, filed as Exhibit 14.15 to the Company's Registration Statement on Form SB-2/A on September 20, 2005 (Registration No. 333-128018), and incorporated herein by reference.

4.16 Form of Warrant Agreement and Warrant Certificate dated December 15, 2004, filed as Exhibit 4.16 to the Company's Registration Statement on Form SB-2/A on September 20, 2005 (Registration No. 333-128018), and incorporated herein by reference.

+10.1 Employment Contract (as Amended and Restated effective September 11, 2008) between TGC Industries, Inc. and Wayne A. Whitener, filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed on September 17, 2008, and incorporated herein by reference.

10.2 Form of TGC Industries, Inc. Director and Officer Indemnification Agreement, filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed on October 22, 2008, and incorporated herein by reference.

10.3 Commercial Lease Agreement dated August 25, 2005, by and among TGC Industries, Inc. and JSS/Capital Avenue, L.P., filed as Exhibit 10.3 to the Company's Current Report on Form 8-K dated August 31, 2005, and incorporated herein by reference.

10.4 Promissory Note by and among TGC Industries, Inc. and Sovereign Bank, dated September 16, 2008, filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed on September 19, 2008, and incorporated herein by reference.

10.5 Commercial Security Agreement by and among TGC Industries, Inc. and Sovereign Bank, dated September 16, 2008, filed as Exhibit 10.2 to the Company's Current Report on Form 8-K filed on September 19, 2008, and incorporated herein by reference.

10.6 Business Loan Agreement by and among TGC Industries, Inc. and Sovereign Bank, dated September 16, 2008, filed as Exhibit 10.3 to the Company's Current Report on Form 8-K filed on September 19, 2008, and incorporated herein by reference.

10.7 Promissory Note by and among TGC Industries, Inc. and General Electric Capital Corporation, dated September 2, 2005, filed as Exhibit 10.3 to the Company's Current Report on Form 8-K dated September 20, 2005, and incorporated herein by reference.

10.8 Amendment, dated September 9, 2005, to the Promissory Note by and among TGC Industries, Inc. and General Electric Capital Corporation, dated September 2, 2005, filed as Exhibit 10.4 to the Company's Current Report on Form 8-K dated September 20, 2005, and incorporated herein by reference.

10.9	Promissory Note by and among TGC Industries, Inc. and General Electric Capital Corporation, dated September 12, 2005, filed as Exhibit 10.5 to the Company's Current Report on Form 8-K dated September 20, 2005, and incorporated herein by reference.
10.10	Amendment, dated September 9, 2005, to the Promissory Note by and among TGC Industries, Inc. and General Electric Capital Corporation, dated September 12, 2005, filed as Exhibit 10.6 to the Company's Current Report on Form 8-K dated September 20, 2005, and incorporated herein by reference.
10.11	Amendment, dated September 12, 2005, to the Promissory Note by and among TGC Industries, Inc. and General Electric Capital Corporation, dated September 12, 2005, filed as Exhibit 10.7 to the Company's Current Report on Form 8-K dated September 20, 2005, and incorporated herein by reference.
10.12	Promissory Note by and among TGC Industries, Inc. and General Electric Capital Corporation, dated September 19, 2005, Filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed on September 30, 2005, and incorporated herein by reference.
10.13	Form of Warrant Purchase Agreement from Directors filed as Exhibit 10.12 to the Company's Registration Statement on Form SB-2/A on September 20, 2005 (Registration No. 333-128018), and incorporated herein by reference.
+10.14	1999 Stock Option Plan as adopted by the Board of Directors on December 14, 1999, filed as Exhibit 10.13 to the Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 1999, and incorporated herein by reference.
+10.15	2006 Stock Awards Plan, dated March 30, 2006, filed as Exhibit A to the Company's definitive proxy statement on Form DEFR 14A dated April 25, 2006, and incorporated herein by reference.
*31.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
*31.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
*32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
*32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

---

* Filed herewith.
+ Management contract on compensatory plan, contract, or arrangement.

[*Page Intentionally Left Blank*]

EXHIBIT 31.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER

I, Wayne A. Whitener, certify that:

1. I have reviewed this annual report on Form 10-K of TGC Industries, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize, and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 16, 2009

/s/ Wayne A. Whitener
Wayne A. Whitener
President and Chief Executive Officer
(Principal Executive Officer)

EXHIBIT 31.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER

I, James K. Brata, certify that:

1. I have reviewed this annual report on Form 10-K of TGC Industries, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize, and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 16, 2009

/s/ James K. Brata
James K. Brata
Chief Financial Officer
(Principal Financial and Accounting Officer)

EXHIBIT 32.1

Certification of
Chief Executive Officer
of TGC Industries, Inc. Pursuant to
Section 906 of the Sarbanes-Oxley Act of 2002

This certification is furnished solely pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code) and accompanies the annual report on Form 10-K (the "Form 10-K") for the fiscal year ended December 31, 2008, of TGC Industries, Inc. (the "Company"). I, Wayne A. Whitener, the Chief Executive Officer of the Company, certify that, to the best of my knowledge:

(1) The Form 10-K fully complies with the requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Form 10-K fairly presents, in all material respects, the financial condition and results of operations of the Company.

The foregoing certification is being furnished as an exhibit to the Form 10-K pursuant to Item 601(b)(32) of Regulation S-K and Section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code) and, accordingly, is not being filed as part of the Form 10-K for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and is not incorporated by reference into any filing of the registrant, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

Date: March 16, 2009

By: /s/ Wayne A. Whitener
Wayne A. Whitener
President and Chief Executive Officer
(Principal Executive Officer)

EXHIBIT 32.2

Certification of
Chief Financial Officer of
TGC Industries, Inc.
Pursuant to
Section 906 of the Sarbanes-Oxley Act of 2002

This certification is furnished solely pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code) and accompanies the annual report on Form 10-K (the "Form 10-K") for the fiscal year ended December 31, 2008, of TGC Industries, Inc. (the "Company"). I, James K. Brata, the Chief Financial Officer of the Company, certify that, to the best of my knowledge:

(1) The Form 10-K fully complies with the requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Form 10-K fairly presents, in all material respects, the financial condition and results of operations of the Company.

The foregoing certification is being furnished as an exhibit to the Form 10-K pursuant to Item 601(b)(32) of Regulation S-K and Section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code) and, accordingly, is not being filed as part of the Form 10-K for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and is not incorporated by reference into any filing of the registrant, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

Date: March 16, 2009

By: /s/ James K. Brata
James K. Brata
Chief Financial Officer
(Principal Financial and Accounting Officer)

[*Page Intentionally Left Blank*]

Corporate Information

TGC Industries, Inc.

Annual Meeting

The Annual Meeting of Shareholders will be held June 2, 2009, at 10:00 a.m. (Eastern Daylight Saving Time), at the University Club, 1 West 54th Street, New York, New York. Notice of the meeting, Proxy Statement and Proxy are being mailed to all of the Company's shareholders with this Annual Report.

Shareholder Information

A copy of TGC Industries, Inc.'s Annual Report to the Securities and Exchange Commission on Form 10-K is included as an integral part of this Annual Report to shareholders, and may be obtained without charge upon written request to the Secretary/Treasurer at the Corporate Offices. In addition, the Company has adopted a Code of Ethics that applies to the Company's Officers and Directors. A copy of the Code may be obtained without charge by written request to the Secretary/Treasurer.

Registrar and Transfer Agent

American Stock Transfer & Trust Company
59 Maiden Lane
New York, NY 10038

Auditors

Lane Gorman Trubitt, L.L.P., Dallas, TX

Legal Counsel

Haynes and Boone, LLP
Fort Worth, TX

Corporate Offices

TGC Industries, Inc.
101 E. Park Boulevard, Suite 955
Plano, TX 75074
972-881-1099

Securities Information

From April 18, 2005 through November 5, 2007, the Company's Common Stock traded on the American Stock Exchange ("AMEX") under the symbol "TGE." Since November 6, 2007, the Company's Common Stock has traded on the NASDAQ Global Select Market ("NASDAQ") under the symbol "TGE."

The approximate number of shareholders of record of the Company's Common Stock at February 27, 2009, was 155. Due to the number of shares held in nominee or street name, we believe there are a significantly greater number of beneficial owners of our Common Stock. The Company's Common Stock closed at $1.95 on February 27, 2009.

In the following table, the prices shown through November 5, 2007 represent the high and low sales prices reported for the Company's Common Stock on the AMEX. Beginning on November 6, 2007, the following table shows the high and low sales prices for the Company's Common Stock reported on the NASDAQ Global Select Market.

Selling Price of Common Stock

	High	Low
2008		
First	$10.17	$6.71
Second	$ 9.25	$6.60
Third	$ 8.93	$4.70
Fourth	$ 6.00	$1.05
2007		
First	$ 9.35	$7.55
Second	$12.55	$8.50
Third	$11.49	$8.55
Fourth	$11.86	$8.23

Officers and Directors

Directors

Wayne A. Whitener
President
Chief Executive Officer

Allen T. McInnes[1,2,3,4]
Dean, Rawls College of Business
Texas Tech University

William J. Barrett[1,4]
President of
Barrett-Gardner Associates, Inc.

Herbert M. Gardner[1,2,3,4]
Executive Vice President of
Barrett-Gardner Associates, Inc.

Edward L. Flynn[2,3]
Owner of Flynn-Meyer Company

Stephanie P. Hurtt[2,3]
Retired Private Investor

Officers

Wayne A. Whitener
President
Chief Executive Officer

Daniel G. Winn
Vice President

James K. Brata
Vice President,
Secretary, and Treasurer

(1)Member of Executive Committee
(2)Member of Audit Committee
(3)Member of Compensation Committee
(4)Member of Stock Awards Committee


TGC

TGC Industries, Inc.